HYDROGENICS

Changing Power... Powering Change

HYDROGENICS CORPORATION | 2003 ANNUAL REPORT

Operating Highlights

•	Increased revenues 68% to $26.7 million

•	Increased combined gross profits and R&D grants by 93% to $10.8 million

•	Completed acquisition of Greenlight Power Technologies

•	Exceeded product durability targets for HyPM 10 power module
> 2000 hours of total system performance with > 2000 startups/shutdowns

•	Achieved 50% reduction in HyPM 10 cost to manufacture

•	Introduced complementary hydrogen generation and refueling products

•	Increased patent portfolio to 240 patents and applications pending representing over 100 inventions

•	Led the establishment of Toronto’s Hydrogen Village consortium

* Unless otherwise noted all amounts are reported in U.S. dollars.

Hydrogenics Corporation is a leading
developer and manufacturer of fuel cell
and related new energy technologies.

Hydrogenics Corporation is a clean power generation company. We believe that hydrogen is the fuel of the 21st century and that hydrogen fuel cell systems will become the ultimate power generating technology. We are strategically investing our resources in the development of a comprehensive portfolio of hydrogen and fuel cell technologies. We believe that the breadth of our technology portfolio will yield multiple value streams for our shareholders.

Hydrogenics has a vision of how the Hydrogen Economy will evolve and how hydrogen and fuel cell technology will be utilized in the near and long term, and we have aligned our business in a commercially sustainable way to be in step with this evolution. We strive, by the activities we undertake on a daily basis, and with our strategic business plan, to accelerate the progress and commercialization of hydrogen and fuel cell technology, and in so doing, the evolution of the Hydrogen Economy. In other words, not only are we changing power, we are powering that change.

Financial Highlights

For the years ended December 31, 2003, 2002 and 2001
(thousands of U.S. dollars, except for share and per share amounts)	2003	2002	2001

Revenues	$26,660	$15,840	$7,418
Cost of revenues	18,042	10,703	4,941

Gross profit	8,618	5,137	2,477

Research and development grants (1)	2,207	474	1,181

Gross profit plus grants (1)	10,825	5,611	3,658

Research and development (1)	9,245	4,235	3,518
Depreciation and amortization	15,180	16,501	4,175
Other operating expenses	14,288	6,658	4,403

Loss from operations	27,888	21,783	8,438

Loss for the year	$22,091	$20,611	$2,816

Number of shares outstanding, end of year (2)	53,108,647	48,796,121	47,918,446
Cash and short-term investments (2)	46,708	60,051	65,809
Total assets (2)	91,438	90,677	107,633
Shareholders’ equity (2)	80,968	85,432	105,821
Cash used in operations before changes in non-cash working capital	6,899	4,305	228

(1) Non GAAP Presentation - Research and development (R&D) grants are recorded as a credit to the related R&D expenses as earned in the statement of operations. Gross profit plus grants, although non-GAAP presentation, consists of gross profit, plus research and development grants recognized in the period. In addition to selling commercial products and services today, the Company is paid to complete R&D activities on behalf of government agencies. These R&D grants, when combined with gross profits from commercial sales, offer a more meaningful representation of fuel cell activity performed in return for compensation. This metric is used by management to align our headcount and operating expenses.

(2) On February 3, 2004, the Company completed the sale of 11,000,000 common shares for net proceeds of $59,613. In addition, on February 13, 2004, the underwriters partially exercised an over-allotment option resulting in the sale of an additional 373,608 common shares for net proceeds of $2,025. These share sales and the proceeds therefrom are not reflected in these figures.

President’s Message

To Our Shareholders  |  At Hydrogenics, not only are we changing power, we are powering that change. Two years ago we told you that it was not a matter of if, but rather, when hydrogen would become the fuel of the future. Given our recent achievement of critical cost thresholds and system durability milestones, we believe that now is the time to implement an aggressive strategy to capture emerging opportunities with our portfolio of technologies.

The Vision of Power and the Power of Vision  |  We hear about it every day – the heightened search for renewable energy sources. Driven in part by the need to reduce dependency on foreign oil, it is also a response to a growing demand for power that is clean, reliable, sustainable and economical. There is now no doubt that hydrogen and fuel cell technologies can, and do, offer compelling solutions to satisfy this growing demand.

The governments of the United States, Canada, Japan and the European Union continue to increase political and financial support for the “Hydrogen Economy”. This was demonstrated last November when fifteen countries with oil-dependent economies gathered in Washington to form the International Partnership for a Hydrogen Economy. As an industry participant, I had a role to play at that event and I can say that I came away very excited that key decision-makers from government and industry share the same vision of a future Hydrogen Economy and, more importantly, the will to act on this vision now. I can now say with confidence that the Hydrogen Economy is no longer a scientific concept, it is becoming a reality.

Positioning for Success  |  To be successful, it helps to be in the right place at the right time.  For the nine years since its inception, Hydrogenics has worked diligently to be in the right place at the right time – with products, with partners and with a global presence. We think we have the technology, the products and the partners, and that the right time is now.

Products – Our distinctive approach to product development has been to build a carefully selected portfolio of products and services. This permits a diversified revenue base, reduces the risk of relying on a single product or adoption rate, and increases the likelihood of our involvement in more than one key aspect of the Hydrogen Economy. Initially, we concentrated on selling test equipment to the earliest fuel cell market to emerge – the

R&D market. The heart of this equipment was our proprietary knowledge of how to make fuel cells work. This knowledge, plus the steady revenue from our legacy test equipment business, helped underwrite the development of our leading-edge technology for fuel cell power generation and lately, hydrogen refuelling. As a result, we now have a portfolio of energy solutions to apply to aerospace, R&D, military and utility applications, as well as sponsored demonstrations. As we drive down the costs of our technology – something we are good at – we expect additional larger markets to emerge. We believe we are at a critical point in our industry and are on the verge of seeing larger commercial opportunities emerge, primarily as a result of cost reductions and significant durability achievement in our technology. We are focusing on securing new partners for these new larger markets.

Partners – To tackle the vast, rapidly-evolving Hydrogen Economy alone is not a prospect that any single organization can manage. Partners are essential. Our relationships with important Original Equipment Manufacturers (OEMs) such as General Motors and John Deere, plus customers such as Purolator and the military, provide us the benefits of their substantial technical expertise plus a rapid path to different segments of the hydrogen-based market. In addition, these relationships validate our company, our people and our technology. We will continue this active interchange with existing and future partners in order to accelerate our entry into new markets.

Presence – Establishing a global presence has always been a critical part of our business model. We knew from the beginning that the adoption of our technology would vary considerably around the world. Certain regions were poised to take advantage of the benefits of our products and technology. Other regions would wait until later. To date, we have established offices and operations in Asia and Europe, and both regions are solid contributors to our revenues today. We will continue to build our international presence, both directly and in co-operation with our partners.

Accomplishments Pave the Way  |  In any industry, and especially in one as young and rapidly-growing as ours, it is mandatory to have a clear understanding of where one wants to go, and how one plans to get there. We have always understood this well at Hydrogenics. Our progress has been, and will continue to be, measured against a mix of shorter term and longer range goals.

Commercial Sustainability – Our first priority is to manage our business on a commercially sustainable basis. We appreciate that a successful business is built on profit and an acceptable rate of return for shareholders. In 2003, we moved closer to our goal of being the first fuel cell company to produce a breakeven operating cash flow. Revenues were $26.7 million, an increase of 68 percent compared with 2002. From these revenues we generated $8.6 million in gross profit to which we added another $2.2 million in government grants. We are confident that we are on track financially to achieve our goal of commercial sustainability.

In June 2003, Profit Magazine recognized Hydrogenics as Canada’s fastest growing company over the past five years. We are proud of this accomplishment. The rapid growth of our revenue and gross profit combined with increasing government grants have made it possible to make substantial investments in both our product and market development activities with minimal impact on our cash balances.

In both our Test Equipment and Power Products businesses, we were able to improve our manufacturing and assembly productivity significantly during this past year. In addition, we maintained our conservative approach to cash management and ensured that our investments in people and R&D were appropriately matched to the adoption rate of hydrogen and fuel cell technology.

Subsequent to our fiscal year-end, we strengthened our cash position with the completion of a successful follow-on equity offering. Now, with over U.S.$100 million in cash and short-term investments and with a business model based on commercial sustainability, we are strongly positioned to launch new initiatives, particularly in the power products market.

Strategic Alliances and Global Presence – Our second priority is to strengthen further our various strategic alliances. Our relationship with General Motors has given us the opportunity to participate in the development of fuel cell systems for automotive applications, the largest potential for fuel cells, and has helped us form key customer relationships with other OEMs. We continue to rely on our primary partner, largest shareholder and valued customer. We also enhanced our relationship with John Deere by refining the previous year’s development of John Deere’s first fuel cell demonstration vehicle. Hydrogenics’ efforts in the mobility market are mainly directed to the off-highway light vehicle segment where John Deere is particularly active with a wide range of products.

Materials handling equipment is another market of interest to us. Of note is our development of a fuel cell power module to replace batteries in fork lift trucks. Our efforts in this regard are aided by a government-assisted program in which Hydrogenics is partnering with GM Canada, John Deere, and NACCO (Hyster), among others. Late last year we announced an agreement with IdaTech, a subsidiary of IDACORP Inc., to develop a 50kW stationary energy station that can serve as an independent power source for large facilities such as hotels, hospitals and office buildings. Our experience has been that these prototype and demonstration projects significantly advance our technology, as well as foster additional opportunities and worthwhile relationships.

Product Commercialization – Our acquisition in January of Greenlight Power Technologies secured our position as a leading manufacturer of fuel cell test systems. Our test stations in the field now number over 450, and they are located at 55 customer sites around the world. During the year, we consolidated our test and diagnostic business in Greenlight’s dedicated plant in Burnaby, B.C. With the integration of Hydrogenics’ and Greenlight’s product lines under the Greenlight banner, we now offer the most extensive range of fuel cell test and diagnostic equipment available. We expect that this product line will continue to grow and evolve as our customers move their fuel cell products from the laboratory to market applications.

2003 was a year in which we also made substantial progress in reducing the cost of our power modules. An excellent example of this progress has been our ability to cut the costs of our HyPM power module by an impressive 50 percent each year for the past three years. This dramatic cost reduction has opened up new markets for the HyPM faster than we originally thought possible.

Fuel cell durability has, from the beginning, been a critical factor in the acceptance of fuel cell systems by potential users. We experienced numerous breakthroughs in 2003, where the expertise gained from the development of sophisticated test equipment allowed us to apply novel approaches to the control of fuel cell power modules. The result has been a significant extension of the life of our power modules under a variety of rigorous conditions including thousands of hours of use and thousands of start-ups and shutdowns. This enhances our ability to succeed in the light mobility market considerably.

The practical aspects of fuel cells were demonstrated at the Canadian National Exhibition in Toronto in August. Here, a vehicle refuelling station, based on a Hydrogenics 50 kW HySTAT energy station, was used to refuel the John Deere fuel cell demonstrator vehicle. Similarly, our fuel cell power module was deployed in a bus delivered to the U.S. Air Force in Hawaii, providing a further example of the ubiquitous nature of our power module technology.

Hydrogen Village – In our view, the best way for potential customers to understand the value of hydrogen based technology is to provide opportunities for them to observe and use the technology in day-to-day applications. Given the breadth of our technology portfolio we see the potential for undertaking compelling ‘Hydrogen Village’ demonstrations. These demonstrations have the ability to take root in urban areas, bringing together fuel cell and hydrogen technology providers, early adopting OEMs, as well as government and academic partners. We believe that an effective way to advance the Hydrogen Economy is to establish it in small units and to replicate such units until they become pervasive.

Hydrogenics initiated the first Hydrogen Village in Toronto, a project that is now headed by Fuel Cells Canada, with the backing and support of a consortium of over thirty members. Looking beyond the Toronto experience, however, Hydrogenics has branded its Hydrogen Village portfolio of power modules, systems and vehicle-to-grid capabilities as HyVILLAGE™. We are looking forward to taking this concept to other cities and regions throughout the world as a means of advancing Hydrogenics’ commercialisation objectives.

Looking Ahead   |  We believe the Hydrogen Economy will happen, most likely in our lifetime. But the transition to it will no doubt endure many fits and starts, successes and failures. These we are used to. Hydrogenics’ business plan, based as it is upon a diversified portfolio of products and capabilities, has been designed to shelter the Company from the risks of singular markets and adoption rates and allow the Company to grow in tandem with the evolution of hydrogen power in carefully selected market sectors. We rely on partners on the supply side, as well as partners with distribution networks and access to customers. We work with our OEM partners to identify the attributes that fuel cells will bring to their existing product platforms and look to share in that new value proposition. We do not view fuel cells as a simple replacement of incumbent technology and strive to help others appreciate this as well.

2004 will be a year in which we build a solid foundation for our future growth, particularly as it relates to the design, development and manufacture of power products for broad commercial markets. We feel the time is right to implement a more aggressive product strategy to capture emerging opportunities with our portfolio of technology. Our progress in 2004 will be measured by our ability to establish Hydrogenics, not only as a hydrogen and fuel cell product leader, but also by our ability to forge strategic paths for placing our products in worldwide markets. As always, we will continue to use our financial, intellectual and human capital efficiently, with a view to long-term profit.

We hope you share the excitement that we feel about our future. We have ambitious goals, and the vision, resources and technology to achieve them. We firmly believe that 2004 will be a defining and exciting year for Hydrogenics.

Our People   |  Our progress since our inception nine years ago, and particularly in 2003, has been in no small part due to the enthusiasm, dedication and plain hard work of our people. Hydrogenics has one of the most knowledgeable and skilled teams in the fuel cell world. We are conscientious in empowering our employees in many ways. They, in turn, entrust us to use well their experience, talents and their desire to be part of Hydrogenics’ success. On behalf of all shareholders, it is a pleasure to extend to all employees our warmest thanks for their most valued contributions over the past year, and for their continuing commitment to our vision to be a true force in the coming Hydrogen Economy.

This is how we contribute to … Changing Power … and Powering Change.

Pierre Rivard
President and Chief Executive Officer

Hydrogen Village

A network of Hydrogen Villages today could potentially become the initial hubs of tomorrow’s larger hydrogen economy. Hydrogenics is actively promoting the concept of a Hydrogen Village that is rapidly gaining momentum in many locations. Hydrogen Villages have the ability to bring together - in one area or ‘village’- early premium power market adopters, key partners from industry, government and academia, with technology and products that address both the power generation and infrastructure side of the hydrogen equation.

The potential outcomes of such initiatives are far-ranging: from creating a ‘look and feel’ experience for all stakeholders, to the development of much-needed codes and standards; from accelerated technology learnings and breakthroughs, to hands-on opportunities for critical skills and training. Essentially, Hydrogen Village is all about the step-by-step building of a sustainable industry rather than ‘here today…gone tomorrow’ demonstrations.

Hydrogenics’ Hydrogen Village vision was inspired by the breadth of our proprietary portfolio of technology and products, together with our unwavering tendency to ‘think big’ in a way that encourages progressive collaboration toward a common goal.

The following pages highlight how Hydrogenics plans to implement its unique business plan to move towards a reality of ‘Hydrogen Village today….Hydrogen World tomorrow’.

Portfolio Power

Our product portfolio provides complete energy solutions.

We are developing a broad portfolio of complementary fuel cell technologies and solutions that address the mobility, stationary and portable power markets, as well as the hydrogen generation infrastructure needed to support these applications. The breadth of our product portfolio provides customers with complete energy solutions, reduces risk for our shareholders, and positions us favorably to participate in a larger number of future opportunities.

Cars powered by wind? Absolutely, if you power those cars with fuel cells that get their hydrogen fuel from electrolyzing water into hydrogen using power from wind turbines.

So they're clean. What else? Efficiency for one thing. Instead of having huge inefficient centralized plants outside of cities that send electricity over wires into the city (and lose lots more efficiency on the journey), fuel cells can make electricity right where it's being used. And the heat from the fuel cells can also be used for things like hot water heating and even air conditioning. Very cool.

How can our energy supply keep up with urban growth while respecting the environment? Hydrogen fuel cells can be part of the solution by first using them in premium power applications like back-up power for telecommunications towers and grid peak-shaving. Eventually we'll be able to start using them in primary power applications reducing our need to build new power plants that use polluting technologies.

Premium Power

Premium power markets generate sustainable growth.

Our initial focus on certain premium power markets is a key factor in meeting our overriding goal of commercial sustainability. Products for markets such as specialty off-road mobility, military, aerospace, research, mission critical back-up power and funded demonstrations generate positive margins and build technical expertise within Hydrogenics. Our support of these markets also builds enduring customer relations that will sustain our growth as fuel cells gain more widespread commercial acceptance.

Partnership Power

Our strategic partners help us grow and develop in markets.

Our strategic partners provide a valuable source of funding and technology, as well as a potential means of taking our products to market. We work closely with our partners to understand their requirements and then develop products and solutions to meet their needs. We have collaborated with such industry leaders as General Motors and John Deere to develop fuel cell applications for their respective markets, and we will continue to evaluate partners whose brands, distribution channels, technical expertise and customer knowledge can advance our corporate goals.

Ah, the country air is clean and fresh isn't it? Not if you're downwind of a diesel tractor.

Can we really expect fuel cells to power something as big as a ferry boat? Just like with trucks, if we start by using fuel cells for the boat's auxiliary power needs it will be a step in the right direction. And just think, the water being discharged from the fuel cell engine would be cleaner than the water it's floating in.

Check out the oil stains on the pavement. When we start using fuel cells these will just be puddles of water.

Staying Power

We have developed thoughtful and prudent strategies.

We utilize capital efficiently by leveraging the R&D efforts of our component suppliers and the distribution and marketing initiatives of our OEM partners and customers, something we refer to as our ‘horizontal business model’. We also strive to match our investments in such areas as people and R&D to the adoption rate and developmental pace of fuel cell technology. This deliberate pacing reduces the risk of over-investment in production capacity prior to the emergence of robust commercial markets. Alignment of our resources with current market and development opportunities, combined with our horizontal business model, and our initial focus on premium power markets, remains a fundamental discipline that we believe is critical to achieving meaningful growth while maintaining commercial sustainability.

Hydrogenics Corporation

HYDROGENICS PRODUCT HIGHLIGHTS

HyPM™ 10 Power Module

Hydrogenics’ HyPM 10 fuel cell power module prototype was unveiled in the spring of 2003, followed by the launch of the commercially available model in November. This fully integrated 10 kW fuel cell power module has set an industry benchmark and has already been recognized as a superior packaged fuel cell power solution by world-leading OEMs and system integrators. The HyPM 10’s compact footprint and dynamic responsiveness in delivering reliable and efficient power in the 1-10 kW range make it well-suited for today’s early adopting markets over a wide range of applications. To date, Hydrogenics has sold HyPM power modules for applications in all three major power markets – transportation, stationary and portable power. The applications include commercial work vehicles, hybrid transit buses, material handling vehicles, boats, backup power generators, and auxiliary power units (APUs).

H2GO™ Hydrogen Generation On-site

Hydrogenics is developing and demonstrating an expanding portfolio of H2GO hydrogen generation and refueling solutions to enable and support the deployment of clean and sustainable fuel cell power solutions. These point-of-use, or on-site, hydrogen generation systems meet the specific pre-hydrogen economy needs of today’s demonstration and early commercial markets and are typically designed to meet the needs of small fleet operations. Specifically, we are developing leading edge PEM electrolysis technology – the ultimate clean hydrogen – while at the same time, working with reformer companies to develop natural gas reformer-based hydrogen generation technologies which, today, offer a more cost effective hydrogen production solution. We offer these solutions at different levels of the value-added chain from basic hydrogen generation modules (electrolysis) to complete turnkey hydrogen refueling systems, both electrolyzer and reformer-based.

Regenerative Systems

Hydrogenics utilizes its expertise in both fuel cells and electrolyzers in the development and demonstration of regenerative fuel cell systems. These regenerative systems, with their ability to generate and store their own hydrogen fuel, are particularly applicable to intermittent power applications such as backup, APU, and uninterrupted power supply (UPS) systems. Military clients have shown particular interest in Hydrogenics’ regenerative systems as they have identified key benefits of using this technology in certain field operations, for example silent watch.

Fuel Cell Test Equipment

Hydrogenics operates its fuel cell test business through its wholly owned subsidiary, Greenlight Power Technologies. Greenlight test stations provide the necessary balance of plant components and subsystems to simulate, monitor and control key parameters of a fuel cell and measure the effect of these variables on fuel cell performance, providing real-time data to our customers’ development programs. Our current product line includes test stations for fuel cell stacks, components, fuel reformers, electrolyzers and complete fuel cell systems. Our leading test product, the FCATS™ product line of PEM fuel cell test stations, has become recognized as an industry standard for many of the world’s leading fuel cell technology developers. All Greenlight test stations are equipped with proprietary software and advanced safety features that allow unattended operation.

Our fuel cell test station products are complemented by a selection of state-of-the-art diagnostic tools which measure the electrical performance of fuel cells and stacks using automated, non-invasive techniques.

The above gives a selective overview of Hydrogenics’ product portfolio. If you wish to receive a full set of our product literature please contact (info@hydrogenics.com).

Hydrogenics Corporation

CORPORATE GOVERNANCE

Ethics, Integrity, Transparency and Respect: These are the values that anchor the corporate governance practices at Hydrogenics.

We take great pride in our corporate governance and strongly support the principles embraced by the recent corporate governance reforms that have taken place and that continue to evolve in Canada and the United States. Our board understands that strong governance frameworks are critical not only to ensure organizational compliance and effectiveness, but increasingly to meet capital market expectations. Our board and management are committed to corporate governance practices of the highest standard and integrity, and will continue to be vigilant in the development of our governance practices to ensure that they meet or exceed the requirements of regulatory authorities and are responsive, in a proactive way, to the recommendations of institutional shareholders and interested stakeholders. Our approach to governance including board guidelines and committee charters can be accessed on our corporate website www.hydrogenics.com under Investor Relations/Corporate Governance.

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following sets out management’s discussion and analysis of our financial position and results of operations for the years ended December 31, 2003, 2002 and 2001. You should read the following discussion in conjunction with the consolidated comparative financial statements and the accompanying notes appearing elsewhere in this report. All financial information is reported in U.S. dollars. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Canadian GAAP differs in some respects from U.S. GAAP and the principal differences that apply to us are disclosed in note 23 of our consolidated financial statements.

This report contains forward-looking statements, including statements regarding the future success of our business and technology strategies, and future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed in or implied by these forward-looking statements. These risks include risks related to our revenue growth, operating results, industry and products, as well as other factors discussed below and elsewhere in this report. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Overview
We are a leading developer and manufacturer of fuel cell and related new energy technologies that produce clean electricity. Our principal business is the development and commercialization of proton exchange membrane, or PEM, fuel cell test and diagnostic stations, PEM fuel cell stacks and PEM fuel cell power generation systems for portable, stationary and mobile applications. To complement our fuel cell product development initiatives, we are also beginning to develop and manufacture hydrogen generation products, which include PEM electrolyzer stacks, PEM electrolyzer refuelling systems and balance of plant components for reformer-based hydrogen generation systems.

Our business is divided into two segments:

Fuel Cell Test and Diagnostic Equipment
Our commercial series of fuel cell testing and diagnostic equipment are used to develop and optimize the performance of fuel cell technology by simulating, monitoring and controlling the effect of power load, temperature, pressure, humidity and potential contaminants on a fuel cell and to measure the effect of changes in these variables on fuel cell performance. This equipment has become a critical tool for fuel cell technology developers, allowing fuel cell stacks to operate as part of a fully integrated power system.

Fuel Cell Power Products
We are developing a comprehensive portfolio of fuel cell products which includes fuel cell stacks, scalable fuel cell power modules and stand alone fuel cell systems. We are also beginning to develop hydrogen generation devices. Our principal commercial product line is scalable fuel cell power modules that have been developed to allow “plug and play” integration into our own fuel cell products or those of OEMs. In addition, we are developing certain complete fuel cell system products for specific end-use markets. Our fuel cell systems cover a range of portable, mobile and stationary power applications in the 500 watt to 50 kW range. Through this business unit we also provide system integration and engineering services to key customers and strategic partners.

Revenues
We generate revenues through the sale of fuel cell test and diagnostic equipment and fuel cell power products. We also generate revenues by providing our customers system integration, engineering and testing services. Revenues related to the sale of fuel cell test and diagnostic equipment and fuel cell power products are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable, and collection is reasonably assured. Where

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

customer acceptance clauses are considered to be substantive, revenue is recognized only after customer acceptance is received. Revenues relating to system integration, engineering and testing services are recognized as services are rendered.

Where we have long-term contracts with a customer, revenues are recognized under the percentage-of-completion method, whereby revenues and profits are recognized on a pro rata basis in relation to contract costs incurred. An example of such a contract would be in connection with a demonstration project spanning multiple quarters.

On occasion, we enter into sales-type lease arrangements with our customers in connection with the provision of our products. For these arrangements, revenues are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable, and collection is reasonably assured.

We report our revenues in two segments: test and power products. Test revenues include revenues related to the manufacturing and sale of test equipment, upgrades to test equipment and in-house testing of customer supplied components. Power products revenues include revenues related to systems integration, fuel cell stacks, power modules, auxiliary power modules and engineering services. Power products revenues from engineering services are derived primarily from our long term contract with General Motors, pursuant to which we provide technician and support services to General Motors in connection with its fuel cell program. We expect that this contract will end in the third quarter of 2004.

Cost of Revenues
Cost of revenues consists primarily of materials and direct labor relating to engineering, design and build. The costs of providing engineering services, although heavily oriented towards research and development activities, are matched with corresponding revenues and are included in cost of revenues.

Gross Profit
We calculate gross profit by deducting the cost of revenues from revenues. Increased gross profit due to revenue growth and consistent gross margins, measured as a percentage of revenues, are important to the achievement of breakeven operating cash flow. Positive gross profit combined with grants received for R&D projects are used as the primary source of funding for our market and product development activities.

Operating Expenses
Selling, General and Administrative (SG&A). SG&A expenses consist primarily of wages, salaries and benefits relating to our sales, marketing and corporate staff, professional fees, travel, insurance and facilities costs.

Stock-based Compensation. For stock options granted on or after January 1, 2003, the estimated fair value of stock awards granted to employees as of the date of grant is recognized as compensation expense over the vesting period. For stock options granted prior to January 1, 2003 and on or after January 1, 2002, the pro forma net earnings are disclosed in the notes to the financial statements, as if the fair value of the stock-based compensation had been reflected in earnings.

Research and Development (R&D). R&D expenses consist of materials, labor costs and benefits, legal fees for the protection of intellectual property and overhead attributable to R&D activity.

R&D Grants. R&D grants are accounted for as a reduction of expense in our consolidated statements of operations and are not included in revenues. R&D grants include government funding and monies received under joint development agreements. The Canadian government represents our primary source of R&D grants. However, the value of grants received fluctuates significantly from year-to-year as programs wind down and new programs commence at varying schedules.

Amortization of Intangible Assets. The majority of amortization of intangible assets relates to the intangible assets that we purchased from General Motors in October 2001. Pursuant to that transaction we purchased a perpetual royalty-free intellectual property license to use certain fuel cell stack technology, in exchange for common shares and share purchase warrants in Hydrogenics. Amortization expense also includes the amortization of intangible assets acquired upon the January 7, 2003 acquisition of Greenlight Power Technologies, Inc. (“Greenlight”).

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Policies and Estimates
Our accounting policies are described in note 2 of our consolidated financial statements. Set out below is a discussion of the application of critical accounting policies and estimates that require management to make assumptions about matters that are uncertain at the time the accounting estimate is made, and for which differences in estimate could have a material impact on the financial statements. Areas where the application of accounting policies requires us to make significant estimates include allowances for potentially uncollectible accounts receivable, warranty provisions, valuation allowances for future income tax assets, useful lives of intangible assets, fair value of goodwill, fair value of stock-based compensation, and provisions for costs to complete contracts in progress.

Allowance for Doubtful Accounts. We record an allowance against accounts receivable for accounts which are potentially uncollectible. The allowance is based on management’s best estimates of collectibility, taking into account the specific circumstances of each transaction and knowledge about the particular customer.

Warranty Provisions. We typically provide a warranty for parts and/or labor for up to one year, or based on certain operating specifications such as hours of operation. Future warranty cost provisions are based on management’s best estimates of such costs, taking into account specific arrangements of each transaction and past history.

Valuation Allowances for Future Income Tax Assets. We record a valuation allowance to reflect uncertainties associated with the realization of future income tax assets. The valuation allowance is based on management’s best estimates as to the certainty of realization.

Goodwill and Intangible Assets. Effective January 1, 2002, we adopted the new standard set out in CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”. Under this standard, goodwill and intangible assets with indefinite lives are no longer amortized but are subject to fair value impairment tests on at least an annual basis and additionally, whenever events and changes in circumstances suggest that the carrying value might not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. Our intangible assets are considered to have finite useful lives and are amortized. Significant assumptions and estimates such as cash flow projections and discount rates are made by management in determining the fair value of the reporting unit for purposes of the goodwill impairment test. Management is also required to make assumptions and estimates regarding technology changes, use of assets and economic useful lives in calculating the amortization method for intangible assets. The adoption of this accounting standard had no impact on our financial statements for the year ended December 31, 2002.

Stock-Based Compensation. Effective January 1, 2002, we adopted the Canadian GAAP standard for reporting stock-based compensation. This standard applies to all awards granted on or after January 1, 2002 and requires a fair value based method of accounting for direct awards of stock to employees and equity instruments granted to non-employees. For fiscal years beginning before January 1, 2004, this standard allows the estimated fair value of stock awards granted to employees to be either recognized as a compensation expense, or alternatively, disclosed in the notes to the financial statements, with accompanying disclosure of pro forma net earnings and earnings per share data as if the estimated fair value of the stock based compensation had been recognized in earnings. For the year ended December 31, 2002, we opted for the disclosure of the pro forma net earnings and earnings per share in the notes to the financial statements as if the fair value of the stock based compensation had been recognized in earnings.

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Under U.S. GAAP, for stock based compensation granted prior to January 1, 2003, we used the intrinsic value method of APB Opinion No. 25. Options issued under the plan were deemed to be compensatory only to the extent that the fair value of the stock exceeded the exercise price at the date of grant. The compensation cost is recognized as an expense over the vesting period.

Effective January 1, 2003, for Canadian GAAP, we have voluntarily adopted early application of amendments to the Canadian standard requiring the estimated fair value of stock awards granted to employees to be recognized as a compensation expense. Also, effective January 1, 2003 for U.S. GAAP purposes, we have elected to adopt compensation expense treatment of stock awards granted to employees. For both Canadian and U.S. GAAP purposes, we have adopted this change prospectively for stock options granted to employees on or after January 1, 2003. We are required to make significant estimates and assumptions in determining the estimated fair value of the options granted, including the risk-free interest rate, expected life and expected volatility.

Estimates of Costs to Complete Contracts. Where we have long-term contracts with a customer, revenues and expenses are recognized under the percentage-of-completion method. This method requires management to estimate the costs to completion, so that revenues and profits can be recognized on a pro rata basis in relation to contract costs incurred.

Foreign Currency Translation. As a result of increased U.S. dollar denominated transactions, effective January 1, 2002 the U.S. dollar became our functional currency. Monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the rate of exchange at the end of each period. Non-monetary assets are translated at historical rates of exchange. Revenues and expenses denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate of exchange on the date of the transaction, except for depreciation and amortization which are translated at historical rates. Translation gains and losses primarily arise from the translation of Canadian dollar denominated monetary assets and liabilities, with both realized and unrealized gains and losses being included in the results of operations.

The operations of EnKAT GmbH, our German subsidiary, are considered interdependent with our operations, and accordingly, its accounts are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated using the year-end exchange rate, and non-monetary items are translated using historic rates of exchange. Revenues and expenses of EnKAT are translated at the average exchange rate for the year, except for depreciation and amortization, which are translated at historic rates of exchange. Resultant gains and losses are included in the results of operations.

Business Acquisitions
EnKAT GmbH (EnKAT). On May 1, 2002, we acquired, through our German subsidiary Hydrogenics GmbH, all the issued and outstanding shares of EnKAT based in Gelsenkirchen, Germany for a total purchase price of $0.6 million. EnKAT designs and manufactures test systems for fuel cells, reformers and electrochemical engines. Part of the purchase included management services contracts for five years with each of the two principals of the acquired company. The fair value of these contracts on the date of acquisition was $0.6 million, which is being amortized on a declining basis at an annual rate of 50%.

Greenlight Power Technologies, Inc. (Greenlight). On January 7, 2003, we acquired all the issued and outstanding shares of Greenlight based in Burnaby, British Columbia, Canada. Greenlight designs and manufactures fuel cell test systems. The purchase price was $19.0 million, exclusive of expenses of $1.1 million related to the acquisition. Consideration consisted of cash of $2.3 million and the issuance of 4,164,093 of our common shares with an aggregate value of $16.8 million at the acquisition date. The allocation of the purchase price to the assets acquired and liabilities assumed was as follows:

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

		$ millions

Current assets		$3.0
Property, plant and equipment		2.1
Future tax assets		5.4
Intangible assets -
Order backlog (1)	0.5
Customer relationships (2)	5.0
Computer software (3)	1.9
Patentable technology (2)	6.1	13.5
Goodwill		5.2
Current liabilities		(3.5)
Long-term debt		(0.2)
Future tax liabilities		(5.4)

Total Purchase Price		$20.1

(1) Being amortized on a straight-line basis over 1 year.
(2) Being amortized on a straight-line basis over 3 years.
(3) Being amortized on a straight-line basis over 2 years.

The fuel cell test station manufacturing operations of Hydrogenics have been combined with those of Greenlight and have been centralized in Burnaby, British Columbia.

The above purchase price allocation has been finalized, and as of December 31, 2003, the only remaining accrual relating to the acquisition is $0.1 million related to anticipated relocation costs.

Integration costs of $1.2 million were included in operating expenses for 2003. In addition to these costs, a $0.4 million inventory provision resulting from the integration of Greenlight was charged to cost of revenues for the year ended December 31, 2003. Integration costs relate to reorganization and alignment activities associated with acquired businesses. Integration activities are complete as of December 31, 2003.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
Revenues increased by $10.9 million, or 68%, to $26.7 million for the year ended December 31, 2003 compared with $15.8 million in 2002. The increase in revenues for the year was primarily attributable to an increase in test revenues of $15.1 million, or 269%, to $20.7 million, or 77% of total revenues in 2003 compared with $5.6 million, or 35% of total revenues in 2002. The launch of our new FCATS product models in 2002 resulted in a record backlog of confirmed orders for test equipment sales entering into 2003. This backlog combined with the acquisition of Greenlight accounted for the majority of the increase in test revenues. Greenlight’s revenues in the year prior to acquisition were at a level of approximately $3.7 million. We believe that the acquisition of Greenlight, our principal competitor in the fuel cell test business, enabled us to solidify our position in the fuel cell testing business, while creating additional capacity and aligning dedicated resources to our emerging fuel cell power products business. Test equipment revenues are expected to continue to fluctuate significantly from period to period.

The increase in test revenues were partially offset by a decline in revenues from power products which totaled $6.0 million in 2003 compared with $10.2 million in 2002. Due to the early development stage of fuel cell markets we expect power products revenues to fluctuate significantly from period to period. The decline in power products revenue was due primarily to a reduction in engineering services revenue and a decline in system integration revenue. Engineering services, a component of power products revenue, decreased by $2.1 million to $3.7 million in 2003 compared with $5.8 million in 2002. Engineering services

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

revenue decreased due to a reduction in services provided to General Motors upon renewal of the General Motors engineering services contract in March 2003. We anticipate that our engineering services contract with General Motors will end in the third quarter of 2004.

Following the acquisition of Greenlight, and the subsequent transfer of responsibility of the test division to Burnaby, the Mississauga location was primarily dedicated to the emerging power products business. During 2003, a significant effort was expended on product development, as opposed to revenue-generating system integration projects on behalf of customers. A substantial portion of these efforts was subsidized through government R&D grants which are not recorded as revenues.

North American revenues for test and power products, excluding engineering service revenues, increased by $6.7 million, or 93%, to $13.9 million compared with $7.2 million in 2002. These gains were somewhat offset by a decline of $2.1 million, or 36%, to $3.7 million in North American engineering services revenues, compared with $5.8 million in 2002. European sales represented 12% of total sales in both 2003 and 2002. Asian revenues increased by $5.0 million, or 500%, to $6.0 million compared with $1.0 million in 2002. Japanese customers contributed the largest share of the growth in Asian revenues, due in part to our sales and service office presence in Japan.

Geographic Revenue Breakdown by Region ($millions)	2003	%	2002	%

North America - (excluding Engineering services)	$13.9	52	$7.2	45
North America - Engineering services	3.7	14	5.7	37
Europe	3.1	12	1.9	12
Asia	6.0	22	1.0	6

	$26.7	100	$15.8	100

The majority of our revenues is derived from four customers. Our four largest customers contributed 60% and 81% of our revenues in 2003 and 2002, respectively. Excluding our engineering services contract with General Motors, our four largest customers contributed 46% percent of total revenues in 2003 compared with 44% percent in 2002. Consistent with prior years, the composition of our four largest customers changed again in 2003. In 2003, two of our top four customers by revenue were new and the revenues from these new customers were derived from test equipment sales.

Overall revenues from General Motors for 2003 decreased $0.7 million to $8.9 million, or 33% of our total revenues, for the year compared with $9.6 million, or 61% of total revenues for 2002.

Cost of revenues increased by $7.3 million, or 68%, to $18.0 million in 2003 compared with $10.7 million in 2002. The year-over-year increase is primarily related to the increase in revenues for the period. Cost of revenues in 2003 also included a $0.4 million inventory provision resulting from the integration of Greenlight.

Gross profits increased by $3.5 million, or 68%, to $8.6 million in 2003 compared with $5.1 million in 2002. The increase in gross profits is primarily attributable to the increase in revenues for the period. Gross margins as a percentage of revenues were unchanged, with margins of 32% in 2003 and 2002. Gross margin as a percentage of revenues will fluctuate based on the mix of products or services sold in a period, the power range of equipment, as well as the proportion of R&D activity in relation to revenues.

Increased gross profits due to revenue growth and consistent gross margins, as a percentage of revenues, are important to our commercial sustainability. Gross profit combined with grants received for R&D projects are used as the primary source of funding for our market and product development activities. Gross profits for 2003, of $8.6 million combined with government grants of $2.2 million, totaled $10.8 million representing an increase of 93%, or $5.2 million, compared with $5.6 million in 2002. Although government grants are not recorded as revenues, when combined with gross profits, they provide an indication of the level of activity being undertaken in return for cash.

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

SG&A expenses increased by $5.7 million, or 86%, to $12.4 million in 2003, compared with $6.7 million in 2002. The increase in SG&A expenses is primarily attributable to the acquisition of Greenlight, increased wages and salaries relating to our sales, marketing and corporate staff, increased insurance costs, higher legal costs, the negative currency exchange effect of the strengthening of the Canadian dollar during the year, and expanded business activities as we grow our marketing efforts. Non-recurring legal expenses aggregating $1.5 million were incurred in 2003 and 2002 in defence of a patent infringement law suit, of which $1.0 million was incurred in 2003. Excluding the effects of the non-recurring legal costs, SG&A expenses would have been $11.4 million for 2003 compared with $6.2 million in 2002. Although $0.5 million was recovered from the plaintiff in the patent infringement law suit, in the form of a promissory note received during the third quarter, no corresponding reduction was taken to SG&A expenses. The recovery is being accounted for as a contingent gain, to be booked as a reduction to SG&A in the future when we receive the cash.

Employee stock-based compensation expense of $0.7 million was recognized in 2003, with no corresponding amount included in prior year results of operations. In calculating this expense, we made significant estimates and assumptions in determining the estimated fair value of the options granted. Stock options were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.50 percent to 4.86 percent, expected life of 4 years, expected volatility of between 48 and 77 percent, and no dividends. For the year ended December 31, 2003, a total of 886,793 stock options were granted to employees representing approximately 2% of the weighted average number of shares outstanding. Approximately 77 percent of our employees received stock options in 2003. Excluding the effect of any future stock options granted, the projected stock-based compensation expense related to the options granted in 2003 is as follows:

Year	$ millions

2004	$0.8
2005	0.3
2006	0.2

$1.3

R&D expenses increased by $5.0 million, or 118%, to $9.2 million in 2003, compared with $4.2 million in 2002. The increase in R&D is primarily attributable to increased R&D expenditures related to our emerging power products business including development activity related to our 10kW power module and hydrogen generation initiatives, as well as the negative currency exchange effect of the strengthening of the Canadian dollar during the year. Specific R&D activities during 2003 included the NRCan bus project, the development of our 10kW power module, the HySTAT demonstration project for the City of Toronto, the development of our electrolyzer, vehicle-to-grid research and development initiatives, and re-fueling initiatives.

R&D grants increased by $1.7 million, or 368%, to $2.2 million in 2003, compared with $0.5 million in 2002. This increase reflects the impact of new programs which received funding during 2003, including the NRCan bus project and the HySTAT demonstration project for the City of Toronto. R&D grants are accounted for as a reduction of expense in our consolidated statements of operations and are not included in revenues. However, R&D grants when combined with gross profits increased by $5.2 million, or 93%, to $10.8 million in 2003 compared with $5.6 million in 2002.

Depreciation of property, plant and equipment increased by $0.9 million, or 76%, to $2.2 million in 2003, compared with $1.3 million in 2002. The majority of the increase is attributable to higher levels of property, plant and equipment primarily associated with the acquisition of Greenlight.

Amortization of intangible assets decreased by $2.3 million, or 15%, to $12.9 million in 2003 compared with $15.2 million in 2002. The decrease is primarily the result of the reduction in amortization of the intangibles acquired from General Motors which are being amortized on a declining balance basis, partially offset by the amortization of the intangibles acquired on the Greenlight acquisition. The corresponding impact on loss per share related to the non-cash amortization of intangible assets for 2003 was $0.24 per share.

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Assuming no additional intangible asset purchases or value impairment, the projected amortization charge for the next five years will be:

Year	$ millions

2004	$8.5
2005	5.6
2006	1.0
2007	0.5
2008	0.3

Integration costs related to the Greenlight acquisition were $1.2 million in 2003 without a corresponding amount in 2002. The integration costs reflect incurred but non-recurring expenses relating to integrating Greenlight. These costs consist of relocation of employees, involuntary terminations, and direct travel costs incurred as resources were aligned and duplication of expenses eliminated. The integration is complete and we do not expect to incur any further integration costs relating to the Greenlight acquisition.

Provincial capital tax expense decreased by a nominal amount to $0.1 million in 2003 compared with $0.2 million in 2002. The decrease results from holding fewer net assets subject to capital tax at year end in 2003 compared with 2002.

Interest income, net of bank charges and interest paid, decreased by $0.4 million, or 42%, to $0.7 million in 2003, compared with $1.1 million in 2002. The decrease is primarily attributable to a reduction in short-term investments in 2003, as well as lower interest rates.

Foreign currency gains increased by $4.9 million to $5.4 million in 2003 compared with gains of $0.5 million in 2002. The foreign currency gains result primarily from the holding of Canadian dollar denominated short-term investments and the strengthening of the Canadian dollar against the U.S. dollar throughout 2003. As at December 31, 2003, 34% of short-term investments were held in Canadian funds, compared with 54% of short-term investments as at December 31, 2002.

Income tax expense was $0.2 million in 2003 compared with $0.3 million in 2002. The expense is attributable to the federal large corporation tax, which is based on our taxable capital. Similar to the provincial capital tax, changes in this expense are partially dependent on the eligibility of certain short-term investments being deducted from net assets to arrive at our tax base.

Our tax loss carry forwards at December 31, 2003 are $29.9 million. However, due to past historical losses, as of December 31, 2003 we have provided a valuation allowance against the full amount of the tax loss carry forwards.

Net loss increased by $1.5 million, or 7%, to $22.1 million in 2003 compared with a net loss of $20.6 million in 2002. The increase is primarily attributable to an increase of $5.7 million in SG&A expenses, integration costs of $1.2 million, stock-based compensation of $0.7 million and increased net R&D costs of $3.3 million, partially offset by increased gross profits of $3.5 million, increased net foreign currency gains of $4.9 million and a net decrease in combined depreciation and amortization of $1.4 million. The increases in SG&A expenses and R&D were largely due to the combined impact of the negative currency effect of the strengthening in the Canadian dollar during the year and increased expenses related to the integration of Greenlight.

Of the 2003 net loss, $4.1 million was directly attributable to the test segment, $13.5 million to the power products segment and the remainder of $4.5 million were attributable to corporate activities. Excluding the effect of amortization and depreciation expense, the test segment would have had a net profit of $2.4 million for 2003, and the power products segment loss would have been $4.8 million. The test segment is further advanced in its product life cycle, producing commercial products today, albeit in limited quantities. The power products segment is just emerging as evidenced by the more significant level of R&D activity relative to current revenue levels.

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Basic and diluted net loss per share decreased by $0.01, or 2%, to $0.42 in 2003 compared with $0.43 in 2002.

Under U.S. GAAP, the net loss for 2003 was $22.2 million, or $0.42 per share basic and diluted, compared with $21.1 million, or $0.43 in 2002. The only difference from the net loss for Canadian GAAP is an adjustment for stock-based compensation under APB Opinion No. 25. Under U.S. GAAP, for stock based compensation granted prior to January 1, 2003, we use the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period.

A reconciliation of reported net loss for the year computed in accordance with Canadian GAAP to EBITDA as defined by management is as follows:

	Year Ended December 31, 2003 $ millions	Year Ended December 31, 2002$ millions

Net loss for the period	$(22.1)	$(20.6)
Interest, net	(0.7)	(1.1)
Current income tax expense	0.2	0.3
Depreciation of property, plant and equipment	2.2	1.3
Amortization of intangible assets	12.9	15.2
EBITDA	$(7.5)	$(4.9)

Our EBITDA loss for the year ended December 31, 2003 includes the impact of approximately $3.5 million in increased expenses related to the appreciation of the Canadian dollar during 2003, as well as $1.0 million of non-recurring SG&A expenses related to our successful defense of a patent infringement lawsuit. Our decision to hold a significant portion of short-term investments in Canadian dollars contributed a foreign currency gain of $5.4 million in 2003, which offsets the approximate $3.5 million impact the rising Canadian dollar had on year-to-date expenses and EBITDA.

Management defines EBITDA as earnings (loss) before net interest income, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. EBITDA is presented because it is a widely accepted performance indicator of a company's ability to generate sufficient cash to meet its liabilities as they come due although it should be noted that, under Canadian GAAP, this indicator is not a measure of liquidity or of financial performance. EBITDA, as presented above, is not a specifically defined term and may not be comparable to similarly titled measures reported by other companies. While providing useful information, EBITDA should not be considered in isolation or as an alternative to net income or cash flows as determined under Canadian GAAP.

Shares Outstanding
For the year ended December 31, 2003, the weighted average number of shares used in calculating the loss per share was 53.0 million. The number of common shares outstanding at December 31, 2003 was 53.1 million. For the year ended December 31, 2002, the weighted average number of shares used in calculating the loss per share was 48.4 million. The number of common shares outstanding at December 31, 2002 was 48.8 million.

Options granted under our stock option plan and share purchase warrants outstanding have not been included in the calculation of the diluted loss per share as the effect would be anti-dilutive.

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Stock options outstanding were 3.3 million as at December 31, 2003, of which 1.9 million were exercisable. There were 2.5 million share purchase warrants outstanding, of which 1.6 million have been released from escrow.

Over the past year our three founders have elected to diversify their personal holdings by selling a relatively small percentage of their direct holdings in Hydrogenics. These sales are from personal direct shareholdings and do not result from the exercise of stock options. Therefore as they sell, there is no corresponding dilution but rather, increased liquidity in our public float. These selling programs are in full compliance with applicable securities legislation and have been disclosed on a quarterly basis. In selling these shares, the founders have entered into irrevocable contracts to sell shares over an extended period of time on a non-discretionary basis.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
Revenues increased $8.4 million, or 114%, to $15.8 million in 2002 from $7.4 million in 2001. The year-over-year annual increase was driven by all revenue categories with test revenues up $1.5 million, or 37%, and power products revenues up $6.9 million, or 209%. Revenues from engineering services were up $5.3 million, or 1,325%, and represented 56% of power products revenue for the period.

The increase in test revenues is due primarily to the emergence of in-house testing services as a significant contributor to 2002 test revenues. Test equipment orders improved considerably in 2002 following the launch of our new FCATS product models, resulting in a record backlog of confirmed orders for test equipment sales entering into 2003. The increase in power products revenues derived from product sales was the result of increased unit sales of fuel cell prototypes.

Power product revenue derived from engineering services to General Motors commenced in late 2001 and was not a significant part of revenues during 2001. These services peaked in 2002, and engineering services revenues have declined in 2003.

During 2002, North American revenues experienced the most significant growth, due primarily to the growth in engineering services revenues. North American revenues from all sources represented the largest percentage of revenues at 82% or $12.9 million. Revenues from Europe grew 36% during the period increasing from $1.4 million in 2001 to $1.9 million in 2002. This growth was, in part, a result of the EnKAT acquisition in May 2002. Asian revenues declined during the period from $2.5 million in 2001 to $1.0 million in 2002. This decline is timing related as production of confirmed Asian orders was delayed until late 2002 and were shipped in the first quarter of 2003.

Geographic Revenue Breakdown by Region ($millions)	2002	%	2001	%

North America (excluding Engineering services)	$7.2	45	$3.2	43
North America - Engineering services	5.7	37	0.4	5
Europe	1.9	12	1.4	19
Asia	1.0	6	2.5	33

	$15.8	100	$7.4	100

The majority of our revenues in 2002 continued to be concentrated with three customers. Our three largest customers contributed 75% and 70% of total revenues for the years 2002 and 2001, respectively. Excluding our engineering services contract with General Motors, our three largest customers contributed 60% of total revenues for 2002 and 69% for 2001. Consistent with prior years, the composition of our three largest customers has changed in each of the years. For 2002, two of our top three customers were new and the revenues from these new customers were derived from power products.

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues from General Motors for 2002 were $9.6 million, or 61% of total revenues, compared with $2.5 million, or 34% of total revenues, for 2001 with the vast majority of increased revenues derived from engineering services.

Cost of revenues increased $5.8 million, or 118%, to $10.7 million in 2002 compared with $4.9 million in 2001. The year-over-year increase of $5.8 million, or 118%, is directly related to the increases in revenues described above. Certain cost of sales synergies have been realized as a result of the integration of Greenlight with Hydrogenics.

Gross profits increased by $2.6 million, or 104%, to $5.1 million for 2002 compared with $2.5 million for 2001. Gross margins as a percentage of revenues were essentially flat with margins of 32% in 2002 and 33% in 2001. Gross margins from test and power products combined were 39% but overall gross margins were reduced somewhat by lower margins from engineering services which typically have comparatively low margins.

SG&A expenses increased by $2.3 million, or 52%, to $6.7 million in 2002, compared with $4.4 million in 2001. The year-over-year increase in SG&A is attributable primarily to three factors (i) increased wages and salaries relating to our sales, marketing and corporate staff (average SG&A headcount grew, year-over-year from 25 to 40 people, with Germany and Japan contributing 12 people or approximately 75% of the growth); (ii) increased insurance costs, due to insurance rates that are up 30% year-over-year; and (iii) increased legal fees associated with our successful defence of a patent infringement claim against us.

R&D expenses increased by $0.7 million, or 20%, to $4.2 million in 2002, from $3.5 million in 2001. The newest iteration of our fuel cell power module, a low-pressure, low-profile design we refer to as the “LP2” power module, was a substantial component of our increased R&D activity during 2002.

R&D grants decreased by $0.7 million, or 58%, to $0.5 million in 2002 from $1.2 million in 2001. The value of our R&D grants fluctuates significantly from period-to-period as programs wind down and new programs commence at varying schedules. During 2002 a number of existing programs were completed or wound up which resulted in the decrease.

Depreciation of property, plant and equipment expense increased by $0.6 million, or 86%, to $1.3 million for 2002, from $0.7 million in 2001. The majority of the increase is a result of additional test equipment purchased and manufactured during the year and the full year's depreciation of test equipment acquired and manufactured in 2001 for in house testing. The acquisition of Greenlight is expected to contribute up to $0.8 million of additional depreciation expense in 2003.

Amortization of intangible assets increased by $11.7 million, or 334%, to $15.2 million in 2002, compared with $3.5 million in 2001. The majority of the increase is attributable to the amortization of intangible assets that we purchased from General Motors in October 2001.

Interest income, net of bank charges and interest expense, decreased by $1.8 million or 62%, to $1.1 million in 2002, from $2.9 million in 2001. The decrease in interest income is a direct result of lower rates of investment interest returns combined with lower cash balances.

Foreign currency gain of $0.5 million was reflected in results of operations for 2002. This was a decline of $2.5 million, or 83%, from the net foreign exchange gain of $3.0 million in 2001. The 2002 foreign exchange gain was primarily attributable to holding Canadian denominated short-term investments at a time when the Canadian dollar strengthened against the U.S. dollar. During 2002 and 2001 we held over 50% of our short-term investments in Canadian dollars. Over time, we anticipate that the majority of our cash and short-term investments will be held in U.S. dollars, thereby minimizing our exposure to foreign currency translation gains and losses yet still maintaining sufficient Canadian dollar denominated short-term investments to provide an effective hedge on the movement in the Canadian dollar.

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Income tax expense increased by $0.1 million, or 50%, to $0.3 million in 2002 from $0.2 million in 2001. The expense is attributable to the federal large corporations tax, which is based on our taxable capital. Similar to the provincial capital tax, changes in this expense are partially dependent on the eligibility of certain short-term investments being deducted from net assets to arrive at our tax base.

Due to historical losses, as at December 31, 2002 we have provided a valuation allowance against the full amount of the tax loss carry forwards of $12.2 million.

Provincial capital tax expense increased by $0.1 million, or 100%, to $0.2 million in 2002 compared with $0.1 million in 2001. The increase was due to holding a higher proportion of net assets at year end in a form which is subject to tax.

Net loss for the year increased by $17.8 million, or 636%, to $20.6 million in 2002, compared with $2.8 million in 2001. Excluding the non-cash amortization of intangibles of $15.2 million in 2002 and $3.5 million in 2001, net loss would have been $5.4 million in 2002, compared with net income of $0.7 million in 2001. The non-cash amortization of intangibles has been highlighted because of its significant impact on operating results without a corresponding impact on cash flow.

The year-over-year reduction in earnings of $17.8 million is primarily attributable to:

$ millions

Gross profit	$2.6
Non-cash amortization intangible assets	(11.7)
Other income and expenses - including foreign exchange and interest	(4.4)
Other operating expenses	(4.2)
Other	(0.1)

Total	$(17.8)

Loss per share was $0.43 for the year ended December 31, 2002, compared with $0.07 for the year ended December 31, 2001. Excluding the non-cash amortization of intangibles of $0.31 per share in 2002 and $0.09 per share in 2001, basic and diluted loss per share was $0.12 for the year ended December 31, 2002, compared with basic and diluted earnings per share of $0.02 for the year ended December 31, 2001.

Shares Outstanding. For the year ended December 31, 2002, the weighted average number of shares used in calculating the loss per share was 48,437,813 shares. The number of common shares outstanding at December 31, 2002 was 48,796,121. For the year ended December 31, 2001, the weighted average number of shares used in calculating the loss per share was 38,217,593 shares. The number of common shares outstanding at December 31, 2001 was 47,918,446.

Options granted under our stock option plan and share purchase warrants outstanding have not been included in the calculation of the loss per share as the effect would be anti-dilutive.

Stock options outstanding were 2,624,820 as at December 31, 2002 of which 1,652,874 were exercisable. There were 2,470,436 share purchase warrants outstanding, of which 864,654 were exercisable. Consistent with Canadian and U.S. GAAP, information on stock options has been disclosed in notes 10 and 22 of our comparative consolidated audited financial statements for the year ended December 31, 2002.

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY RESULTS OF OPERATIONS
The following tables show the unaudited consolidated statements of operations for the past eight quarters ending December 31, 2003. The information has been obtained from our quarterly unaudited financial statements which have been prepared in accordance with Canadian GAAP and, in the opinion of management, have been prepared using accounting policies consistent with the audited financial statements and include all adjustments necessary for the fair presentation of the results of the interim periods. We expect our operating results to vary significantly from quarter to quarter and they should not be relied upon to predict future performance.

2003 Quarter ended (Unaudited)
(thousand of U.S. dollars - except per share amounts)

	March 31	June 30	September 30(a)	December 31	Total Year

Revenues	$8,409	$6,841	$5,528	$5,882	$26,660
Cost of revenues	5,631	4,606	3,801	4,004	18,042

	2,778	2,235	1,727	1,878	8,618

Operating expenses
Selling, general and administrative	2,395	3,212	3,230	4,208	13,045
Research and development	1,543	3,023	2,075	2,604	9,245
Research and development grants	(792)	(473)	(859)	(83)	(2,207)
Depreciation of property plant and equipment	523	621	546	557	2,247
Amortization of intangible assets	3,233	3,233	3,234	3,233	12,933
Integration costs	463	327	270	183	1,243

	7,365	9,943	8,496	10,702	36,506

Income (loss) from operations	(4,587)	(7,708)	(6,769)	(8,824)	(27,888)

Other income (expense)
Provincial capital tax	(44)	(48)	(48)	87	(53)
Interest and bank charges	184	183	131	159	657
Foreign exchange (gains) losses	2,050	2,204	134	995	5,383

	2,190	2,339	217	1241	5,987

Income (loss) before income taxes	(2,397)	(5,369)	(6,552)	(7,583)	(21,901)

Income tax expense (recovery)	38	40	42	70	190

Net income (loss) for the period	$(2,435)	$(5,409)	$(6,594)	$(7,653)	$(22,091)

Earnings (loss) per share
Basic and fully diluted	(0.05)	(0.10)	(0.12)	(0.14)	(0.42)

(a) Note: For the quarter ended September 30, 2003, inventory write-downs of $189 related to the Greenlight integration have been reclassified from integration costs to cost of revenues, to be consistent with presentation in the annual consolidated financial statements.

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

2002 Quarter ended (Unaudited)
(thousand of U.S. dollars - except per share amounts)

	March 31	June 30	September 30	December 31	Total Year

Revenues	$2,140	$3,471	$4,411	$5,818	$15,840
Cost of revenues	1,551	2,413	2,924	3,815	10,703

	589	1,058	1,487	2,003	5,137

Operating expenses
Selling, general and administrative	1,155	1,481	1,788	2,234	6,658
Research and development	873	1,057	1,428	877	4,235
Research and development grants	(254)	—	(114)	(106)	(474)
Depreciation of property plant and equipment	296	328	348	306	1,278
Amortization of intangible assets	3,719	3,828	3,833	3,843	15,223

	5,789	6,694	7,283	7,154	26,920

Income (loss) from operations	(5,200)	(5,636)	(5,796)	(5,151)	(21,783)

Other income (expense)
Provincial capital tax	(35)	(35)	(35)	(85)	(190)
Interest and bank charges	309	254	286	272	1,121
Foreign exchange (gains) losses	(77)	1,994	(1,398)	(24)	495
	197	2,213	(1,147)	163	1,426
Income (loss) before income taxes	(5,003)	(3,423)	(6,943)	(4,988)	(20,357)
Income tax expense (recovery)	37	37	37	143	254

Net income (loss) for the period	$(5,040)	$(3,460)	$(6,980)	$(5,131)	$(20,611)

Earnings (loss) per share
Basic and fully diluted	(0.10)	(0.07)	(0.14)	(0.11)	(0.43)

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2003, we held combined cash and short-term investments of $46.7 million, compared with $60.1 million at December 31, 2002. At December 31, 2003, we held cash of $2.0 million and short-term investments of $44.7 million, compared with $1.0 million in cash and $59.0 million in short-term investments at December 31, 2002.

The total cash and short-term investments decreased by $13.3 million between December 31, 2002 and December 31, 2003. The majority of this amount was used to fund the Greenlight acquisition and subsequent integration, as well as corporate operations and capital expenditures. To the extent that our cash flow from operations is insufficient to fund ongoing operations and capital expenditures, we will draw on our cash and short-term investment balances.

At December 31, 2001, we held cash and short-term investments of $65.8 million. The decrease of $5.7 million in cash and short-term investments from December 31, 2001 to December 31, 2002 was attributable to cash used to fund our operations.

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash used in operating activities for the year ended December 31, 2003 was $8.3 million, compared with $3.9 million used in the year ended December 31, 2002. There was a net investment in non-cash working capital during the year of $1.4 million due to the substantial growth in revenues in 2003. Cash used in operating activities for the year ended December 31, 2002 was $3.9 million, compared with $5.7 million used 2001. Non-cash working capital decreased during 2002 by $0.4 million despite the doubling of revenues.

The principal components of the $1.4 million investment in non-cash working capital during 2003 were as follows (excluding currency exchange effects and the effect of non-cash working capital purchased as part of the Greenlight acquisition):

•

Inventories decreased by $1.7 million. Inventories had increased by $1.8 million at December 31, 2002 compared with December 31, 2001. Inventory was at a higher than normal level primarily as a result of the significant backlog of confirmed orders at this date.

•	Accounts payable and accrued liabilities decreased by $1.4 million, consistent with the above decrease in inventories.
•

Unearned revenue decreased by $1.4 million, as contracts were completed and revenues were recognized during the year. The higher balance at December 31, 2002 was related to the significant backlog of confirmed orders at this date.

We have two operating lines of credit available totalling CDN $5.0 million (equivalent of USD $3.9 million as of December 31, 2003) bearing interest at prime plus 0.5% on the CDN $3.5 million facility and prime plus 0.75% on the CDN $1.5 million facility. We utilize these facilities for overdraft protection and, when necessary, letters of guarantee or letters of credit. The facilities are collateralized by a general security agreement over all assets. As of December 31, 2003, CDN $0.5 million of the credit facilities had been drawn related to an outstanding letter of credit.

Capital expenditures increased by $0.6 million, or 40%, to $2.1 million in 2003, compared with $1.5 million in 2002, not including assets acquired through the Greenlight acquisition. Capital expenditures primarily consisted of expenditures for R&D test equipment. In addition, property, plant and equipment of $2.1 million were acquired through the acquisition of Greenlight. In 2002, property, plant and equipment purchases declined by $1.6 million, or 52%, to $1.5 million, from $3.1 million in 2001. In 2001, we invested capital in the expansion of our testing facilities for internal and customer directed research and development programs which accounts for the higher capital expenditure in 2001. Capital expenditure plans for 2003 and subsequent years will result in further increases in property, plant and equipment as we continue our manufacturing and development initiatives.

The net cash expenditure for the acquisition of Greenlight in 2003 was $3.3 million, excluding integration costs. Additional details of this transaction have been disclosed in note 20 of our consolidated financial statements.

During 2003, we issued 148,433 shares for $0.1 million under our stock option plan compared with 877,675 shares issued for $0.2 million in 2002 and 994,440 shares issued for $0.1 million in 2001.

On February 3, 2004, we completed the issuance and sale of 11,000,000 common shares at $5.75 per share for net proceeds of $59.6 million. Subsequent to this sale, the underwriters’ over-allotment option was partially exercised resulting in the sale and issuance of an additional 373,608 common shares on February 13, 2004 for net proceeds of $2.0 million. We expect to incur approximately $2.0 million in expenses related to this offering, of which $0.8 million of deferred charges were incurred as at December 31, 2003.

We intend to use our funds to meet net funding requirements for the development and commercialization of our products including fuel cell test stations, PEM fuel cell stacks and PEM fuel cell power generation systems for portable, stationary and mobile applications. We also intend to use our funds to develop and manufacture hydrogen generation products to complement our fuel cell product development initiatives, which include PEM electrolyzer stacks, PEM electrolyzer refuelling systems and reformer systems. Our actual funding requirements will vary depending on a variety of factors, including our success in executing our business plan, the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales, our ability to control working capital and the results of our development and demonstration programs.

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

We believe that the net proceeds from the February 2004 share issuance, together with our existing cash balances and cash generated from our operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 36 months based on our current business plan. At this time, we have no plans for additional financing. However, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange debt financing, which could include establishing an additional line of credit.

CONTRACTUAL OBLIGATIONS
The following table of our material contractual obligations as of December 31, 2003, sets forth the aggregate effect that these obligations are expected to have on our cash flows for the periods indicated.

	Long-term debt	Operating leases
Payments due in	($’000’s)	($’000’s)

2004	$182	$1,104
2005	664	584
2006	35	6
2007	10	–

	$891	$1,694

We believe we have or will be able to raise sufficient capital to repay our short and long-term contractual obligations and maintain planned levels of operations.

Long-term debt
Our long-term debt set out in the table above consists of liabilities of the following nature:

•

Repayable financing from a Canadian government agency. Government agencies, and in particular, the Canadian government, have provided substantial support to the development of the fuel cell sector in the form of R&D grants, as well as repayable financing. Although this amount is only repayable based on a percentage of our gross revenue and is therefore success-based, we anticipate that we will have gross revenue sufficient to generate a liability for the entire amount, being 150% of the original amount received.

•

Unsecured non-interest bearing term loan. In 2002, we acquired certain proprietary intellectual property related to our vehicle-to-grid initiatives in exchange for an interest free loan. Although the loan is non-interest bearing, we charge imputed interest on the loan to interest expense.

•

Capital leases of office equipment. Where appropriate for reasons such as cash flow and changes in technology, we use leases as an additional source of financing. In cases where substantially all of the benefits and risks of ownership of the property are transferred to us, the lease is treated as a capital lease and included in long-term debt.

For further information on our long-term debt, see note 9 in the consolidated financial statements.

Operating Leases
The above table represents our future minimum lease payments under leases relating to operating premises and office equipment. These leases are accounted for as operating leases, and payments under the leases are included in selling, general and administrative expenses. We incurred rental expenses of $1.2 million under these operating leases in 2003 (2002 - $0.9 million; 2001 - $0.8 million).

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our executive offices are located in Mississauga, Ontario, Canada. Our main activities at this facility are the manufacture, research and development of our fuel cell power products. On January 7, 2003, we acquired all of the issued and outstanding common shares of Greenlight and the lease on Greenlight's 54,000 square foot headquarters and testing services facility in Burnaby, British Columbia. We use this facility to develop and manufacture our test and diagnostic products.

In July 2000, we opened a sales office in Japan. This office coordinates our sales, service and marketing efforts in the Asia-Pacific region.

We currently lease manufacturing, research and development and general office facilities in the locations set forth below:

Location	Principal Use	Square Footage	Lease Expiry Date

Mississauga, Ontario	Corporate offices, manufacturing, research and development and testing services	96,000	August 31, 2005
Burnaby, British Columbia	Corporate offices, manufacturing and testing services	54,000	December 31, 2004
Gelsenkirchen, Germany	Sales and marketing, manufacturing	6,000	November 30, 2005
Tokyo, Japan	Sales and marketing offices	1,000	May 27, 2005

We believe that our facilities are adequate for our current operations and that we will be able to maintain suitable space needed on commercially reasonable terms. Although the lease of the property in Burnaby, British Columbia expires in on December 31, 2004, we are currently in negotiations regarding the renewal of the lease. Leases of office equipment expire in the years 2004 to 2006.

Contingent off-balance sheet arrangements
We are continually exploring opportunities to work with governments to provide them with innovative energy solutions, and view these relationships as strategic partnerships in our advancement of hydrogen fuel cell technology. As a result of the Canadian government’s commitment to the development of alternative energy sources, we have entered into repayable contribution and other research and development arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, we have received a cumulative amount of $4.3 million in funding towards agreed upon research and development project costs. Under the agreements, the funding parties have a right to receive as repayments, 1.3 % to 4 % of gross revenues which is attributable to the commercial exploitation of the associated technology. To date, we have recognized $0.3 million in revenues from these technologies and a repayable amount of $8,000 has been reflected in the accounts. At this time, the amount of further product revenues to be recognized in future from these technologies is uncertain, so no further liabilities for repayment have been accrued. These arrangements will expire in stages between September 30, 2006 and March 31, 2016, or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts. The amount of funding available to us under similar arrangements varies from year to year, and although we are confident that these agencies and enterprises will continue to support the industry, there is no guarantee of the amount of future funding.

We indemnify our current and former directors and officers, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of this indemnity prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counter parties.

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

We have purchased directors’ and officers’ liability insurance. No amount has been recorded in the financial statements with respect to the indemnification of our directors and officers.

In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount if could be required to pay to counterparties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

In January 2002, a legal action was commenced against us in United States federal court (Southern District, Texas), alleging patent infringement. In 2003 we successfully defended the lawsuit. We were awarded a partial recovery of the $1.5 million incurred in legal fees, from the plaintiff. As settlement, the plaintiff issued us a promissory note in the amount of $0.5 million. The note is payable in full on March 1, 2008. Interest accrues at a compounded rate of 2% per annum on the unpaid balance. Upon settlement in cash in a future period, we will record a corresponding reduction in administrative expenses.

RELATED PARTY TRANSACTIONS
In the normal course of operations, we sell test equipment, engineering services and testing services to General Motors, which owns a significant number of our common shares. Revenues from General Motors totaled $8.9 million, or 33% of total revenues in 2003, compared with $9.6 million or 61% of revenues in 2002, and $2.5 million or 34% of total revenues in 2001). At December 31, 2003, we have accounts receivable due from General Motors in the amount of $1.8 million.

In the normal course of operations, we subcontract certain machining and sheet metal fabrication of parts to a company owned by the father and uncle of Joe Cargnelli, a director, senior officer and one of our principal shareholders. For the fiscal year ended December 31, 2003, billings by this related company totaled $2.1 million, an increase of $1.1 million from the $1.0 million billed in the previous year. At December 31, 2003, we had an accounts payable balance due to this related company of $0.2 million. We believe that transactions with this company are on no more favorable terms than similar transactions with unrelated third parties.

All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

BUSINESS RISKS
We have a limited operating history, and because our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.

We commenced operations of our fuel cell business in 1995, and since that time, we have been engaged principally in the manufacture and sale of fuel cell test and diagnostic equipment, the provision of related engineering and testing services, and research and development relating to fuel cell systems and subsystems. For the year ended December 31, 2003, we derived $20.7 million, or 77% of our revenues, from sales of fuel cell test and diagnostic equipment; $2.7 million, or 14%, from the provision of engineering services to General Motors; and $2.3 million, or 9%, from sales or lease of fuel cell power products. For the year ended December 31, 2002, we derived $5.6 million, or 35%, from sales of fuel cell test and diagnostic equipment, $5.8 million, or 37% of our revenues, from the provision of engineering services to General Motors, and $4.5 million, or 28%, from sales or leases of fuel cell power products and related services. Our current business strategy is to use the experience we have gained in the fuel cell test and diagnostic equipment business to develop, manufacture and sell fuel cell power products in larger quantities. Because we have made limited sales of fuel cell power products to date, our historical operating data may be of limited value in evaluating our future prospects.

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Because we expect to continue to incur net losses, we may not be able to implement our business strategy, and the price of our common shares may decline.

We have not generated any positive net income since the initial public offering of our shares in November 2000. Our current business strategy is to use the experience we have gained in the fuel cell test and diagnostic equipment business to manufacture and sell fuel cell power products in larger quantities. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development activities. As a result of these increased costs, we will need to generate significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss of $22.1 million for the year ended December 31, 2003, and a net loss of $20.6 million for the year ended December 31, 2002. Our accumulated deficit as of December 31, 2003 was $47.4 million and as of December 31, 2002 was $25.3 million. We will continue to incur losses beyond 2003, and we may never achieve profitability. Accordingly, our ability to operate our business and implement our business strategy may be harmed and the value of our common shares may decline.

We may never complete the development of commercially viable fuel cell power products, and if we fail to do so, we will not be able to meet our business and growth objectives.

We have made commercial sales of fuel cell test and diagnostic equipment, generally on a purchase order basis, since our inception, and have only been engaged in the development of fuel cells, fuel cell power modules, integrated fuel cell systems and hydrogen generation devices for a short period of time. Because our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products. We will face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our proposed markets. Our future success depends upon our ability to develop and sell fuel cell products. We will be unable to meet our business and growth objectives if we do not complete the development of commercially viable fuel cell products.

We must lower the cost of our fuel cell products and demonstrate their reliability, or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.

Fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries. The price of fuel cell products is dependent largely upon material and manufacturing costs. We cannot guarantee that we will be able to lower these costs to the level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity. If we are unable to produce fuel cell products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell products. Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.

Our revenue and future prospects depend to a great extent on our relationship with General Motors Corporation and General Motors Corporation’s commitment to the commercialization of fuel cell markets.

Our largest shareholder and historically our largest customer by revenue is General Motors, which owns approximately 17.6% of our outstanding common shares. General Motors accounted for 33% of our revenues for the year ended December 31, 2003, 61% for the year ended December 31, 2002 and 33% for the year ended December 31, 2001. Revenue from General Motors in 2004 may decline due to the expected termination of our engineering services contract in the third quarter of 2004. Our business and results of operations would be materially hurt if General Motors were to change or terminate its relationship with us. There is no guarantee that the interests of Hydrogenics will continue to be aligned with the interests of General Motors and that our relationship with General Motors will continue in its current form. Furthermore, any change in General Motors’ strategy with respect to fuel cells, whether as a result of market, economic or competitive pressures, could also harm our business by reducing or eliminating a substantial portion of our revenue. Such a change in strategy could include, for example, any decision by General Motors to:

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	alter its commitment to fuel cell technology in favor of other competing technologies;
•	delay its introduction of fuel cell products and vehicles; or
•	increase the internal development of fuel cell products or purchase them from another supplier.

In addition, where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors and in some cases, the intellectual property is jointly owned. As a result of such licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

We currently depend upon a limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially reduce our revenues and earnings.

To date, a small number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our three largest customers, including General Motors, as discussed above, accounted for 51% of our revenues for the year ended December 31, 2003, 75% for the year ended December 31, 2002 and 70% for the year ended December 31, 2001. The identities of some of our three largest customers have changed from year to year. If we lose any of these customers and do not attract additional customers, we may not generate sufficient revenues to offset this loss of revenues and our financial results will be materially adversely affected. Furthermore, our arrangements with these customers are generally non-exclusive, have no volume commitments and are often done on a purchase-order basis. We cannot be certain that customers that have accounted for significant revenue in past periods will continue to purchase our products and generate revenue. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of our significant customers were to cease doing business with us, significantly reduce or delay its purchases from us, or fail to pay us on a timely basis, our business, financial condition and results of operations could be materially adversely affected.

Our strategy for the sale of fuel cell power products depends upon developing strategic partnerships with systems integrators, OEMs, governments, suppliers and other market channel partners who will incorporate our products into theirs.

Other than with respect to a limited number of specific markets, our strategy is to develop and manufacture products and systems for sale to governments and systems integrators, OEMs, suppliers and other market channel partners that have mature sales and distribution networks for their products. The success of our business depends on our ability to develop relationships with other parties who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the developmental and research costs and risk associated with fuel cell technology. Our ability to sell our products to the OEM markets depends to a significant extent upon our strategic partners’ worldwide sales and distribution network and service capabilities. In addition, our agreements with General Motors require that we provide for shared intellectual property rights in certain situations, and there can be no assurance that any future strategic relationships that we enter into will not require us to share some of our intellectual property. Any change in the fuel cell or alternative fuel strategies of one of our strategic partners could have a material adverse effect on our business and future prospects. We can offer no guarantee that systems integrators, OEMs, governments, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components. The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results.

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell test and diagnostic equipment and other fuel cell power products. If we are unable to compete successfully, we could experience a loss of market share and reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

We compete with a number of companies that manufacture fuel cell test and diagnostic equipment. In addition, most large fuel cell developers and OEMs have some degree of internal test station development. We also sell fuel cell test and diagnostic equipment to companies that compete with our efforts to develop and manufacture fuel cell power products. Because fuel cell test and diagnostic equipment essentially acts as the balance of plant component, which regulates the type and level of power transferred from the fuel cell or the fuel cell stack, our customers for fuel cell test and diagnostic equipment may develop their own internal test stations.

In the commercial production of fuel cell systems and subsystems, we compete with a number of companies that currently have fuel cell and fuel cell system development programs. We expect that several of these competitors will be able to deliver competing products to market before we do. To the extent that any one of our competitors does so, it could limit our ability to gain market share or market acceptance for our products, which could harm our revenues and impair our ability to expand our business. While our strategy is the development of fuel cell and hydrogen generation technologies for sale to systems integrators, governments, OEMs and market channel partners, many of our competitors are developing products specifically for use in particular markets. These competitors may be more successful in penetrating these specific markets than we are. In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell and hydrogen generation technologies that we are developing.

New developments in technology may negatively affect the development or sale of some or all of our products or make our products or proposed products uncompetitive or obsolete. Many of our competitors or potential competitors have substantially greater resources than us and may be better able to market, promote and advertise their products. To the extent that they already have name recognition, their products may enjoy greater initial market acceptance among our potential customers. These competitors may also be better able to adapt quickly to customers’ changing demands and to changes in technology.

We face competition for fuel cell power products from developers and manufacturers of traditional power technologies and other alternative power technologies.

Given that PEM fuel cells have the potential to replace existing power sources, competition in our target markets will also come from current power technologies, from improvements to current power technologies and from new alternative power technologies, including other types of fuel cells. Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines, as well as coal, oil and nuclear powered generators. Additionally, there are competitors working on developing technologies including other types of fuel cells and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers. Demand for fuel cell test and diagnostic equipment is dependent on continued efforts to commercialize hydrogen-based fuel cell power technologies. If we are unable to compete successfully, we could experience a loss of market share and reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

We have no experience manufacturing fuel cell products on a large scale basis, and if we do not develop adequate manufacturing processes and capabilities, we will be unable to achieve our growth and profitability objectives.

We have manufactured only a limited number of fuel cell power products for prototypes and initial sales, and we have no experience manufacturing fuel cell power products on a large scale. In order to produce fuel cell power products at affordable prices we will have to manufacture a large volume of fuel cell products. We do not know whether or when we will be able to

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our fuel cell products. Even if we are successful in developing our manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers and the market. Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.

Our products may not meet performance expectations in field tests, which could negatively affect our customer relationships and increase our manufacturing costs.

We regularly field test our products, and we plan to continue to conduct additional field tests in the future. Any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, may involve delays in product roll-out and modifications to product design, as well as third party involvement. Any problem or perceived problem with our field tests, whether originating from our technology, from our design, or from third parties, could hurt our reputation and the reputation of our products and limit our sales. Such failures with our field tests may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales, and require us to develop further our technology to account for more failures than anticipated prior to the field tests.

We are dependent upon third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.

We rely upon third party suppliers to provide materials and components for our fuel cell products. A supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our fuel cell products. To the extent that we are unable to develop and patent our own technology and manufacturing processes, and to the extent that the processes which our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce commercially viable fuel cell products.

The components of our fuel cell products may contain defects or errors that could negatively affect our customer relationships and increase our manufacturing and warranty costs.

Our fuel cell products are complex and must meet the stringent technical requirements of our customers. The software and other components used in our fuel cell products may contain undetected errors or defects, especially when first introduced, which could result in the failure of our fuel cell products to perform, damage to our reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs.

We may not be able to manage successfully the expansion of our operations.

The pace of our expansion in facilities, staff and operations has placed significant demands on our managerial, technical, financial and other resources. We will be required to make significant investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees. Our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, which may cause our share price to decline.

Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our products are highly-engineered and expensive to produce and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span quarterly periods. The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter and we may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our operating results may continue to fluctuate significantly from quarter to quarter and our share price may decline and quarter to quarter comparisons of our revenues and operating results may not be meaningful.

We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.

Our future success will depend in large part upon our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. If we do not attract and retain such personnel, we may not be able to expand our business. Competition for qualified personnel in our industry is intense. In the past we have experienced difficulty in recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting. We compete in a new market and there are a limited number of people with the appropriate combination of skills needed to provide the services that our customers require. We expect competition for qualified personnel to remain intense, and we may not succeed in attracting or retaining appropriate personnel. In addition, new employees generally require substantial training, which requires significant resources and management attention. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

Our success also depends upon the continuing contribution of our key management, research, product development, engineering, marketing and manufacturing personnel, many of whom would be difficult to replace.

We depend upon intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our existing intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Our patent protection is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that:

•

any of the U.S., Canadian or other patents owned by us or third party patents that are licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or

•	any of our pending or future patent applications will be issued with the breadth of protection sought by us, if issued at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for or unenforceable in foreign countries. Furthermore, although we typically retain sole ownership of the intellectual property we develop, our strategic alliance with General Motors provides for shared intellectual property rights in certain situations. We have also entered into agreements with both Dow Corning and Johnson Matthey that involve shared intellectual property rights. Any development made under these agreements will be available for future commercial use by all parties to the agreement.

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

We also seek to protect our proprietary intellectual property through contracts, including, when possible, confidentiality agreements and inventors’ rights agreements with our customers and employees. We cannot be assured that the parties that enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture, shipment of products or our use of processes which exploit such intellectual property.

Where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors, and in some cases, the intellectual property is jointly owned. As a result of such licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

Our involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part upon our ability to obtain or maintain the proprietary intellectual property used in our principal products. Our ability to establish and maintain such a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sales of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor. If we are found to infringe the intellectual property rights of others, we may, among other things, be required to:

•	pay substantial damages;
•	cease the development, manufacture, use, sale or importation of products that infringe upon the intellectual property rights of others;
•	discontinue processes incorporating infringing technology;
•	expend significant resources to develop or acquire non-infringing intellectual property; or
•	obtain licenses to the intellectual property which we are found to be infringing.

We cannot offer any assurance that we will prevail in any intellectual property litigation or, if we were not to prevail in such litigation, that licenses to the intellectual property that we are found to be infringing would be available on commercially reasonable terms, if at all. The costs of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results.

We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests in us.

In January 2003, we completed the acquisition of Greenlight. We cannot assure you that we will be able to successfully complete the integration of Greenlight into our operations or that the cost savings or synergies we anticipate will be fully realized. Our failure to effectively integrate Greenlight into our operations or achieve cost savings and synergies could have a material adverse effect on our business and financial condition.

We may acquire additional technologies or other companies in the future. Entering into an acquisition entails many risks, any of which could materially harm our business, including:

Hydrogenics Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	diversion of management’s attention from other business concerns;
•	failure to effectively assimilate the acquired technology, employees or other assets of the company into our business;
•	the loss of key employees from either our current business or the acquired business; and
•	assumption of significant liabilities of the acquired company.

We may be unable to raise additional capital to pursue our commercialization plans and may be forced to discontinue product development, reduce our sales and marketing efforts or forego attractive business opportunities.

We may not have sufficient capital to fund our operations, and we may not be able to raise additional capital or may not be able to do so on acceptable terms. Either of these outcomes could adversely affect our ability to respond to competitive pressures upon us or prevent us from conducting all or a portion of our planned operations. Based on our current business plan, we believe we have sufficient cash on hand to meet our working capital and capital expenditure needs for the next 36 months. After that time, we may need to raise additional funds through financing which may not be available on acceptable terms, if at all. Alternatively, we may need to raise additional funds sooner if our estimates of revenues, costs and capital expenditures change or are inaccurate. We may also require additional capital to acquire or invest in complementary businesses or products or obtain the right to use complementary technologies.

The development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities. If we issue additional equity securities in order to raise funds, the ownership percentage in our company of each of our existing shareholders will be reduced.

Hydrogenics Corporation

MANAGEMENT’S REPORT

To the Shareholders of Hydrogenics Corporation
The accompanying consolidated financial statements and all information in this annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management’s best judgments. The significant accounting policies which management believes are appropriate for the Company are described in note 2 to the consolidated financial statements. Financial information contained throughout this annual report is consistent with these financial statements.

Management has established and maintains a system of internal control that provides reasonable assurance that all transactions are accurately recorded, that the financial statements realistically report the Company’s operating and financial results, and that the Company’s assets are safeguarded.

The board of directors, through its Audit committee, ensures that management fulfils its responsibilities for financial reporting and systems of internal control. The Audit Committee, which is comprised solely of outside directors, meets regularly with financial management and external auditors to review accounting, auditing and financial matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the independent auditors, in accordance with generally accepted auditing standards in Canada on behalf of the shareholders. The independent auditors have full and unrestricted access to the Audit Committee.

Pierre Rivard	Gary Brandt
President and CEO	Chief Financial Officer

April 28, 2004
Mississauga, Ontario

Hydrogenics Corporation

AUDITORS’ REPORT

To the Shareholders of Hydrogenics Corporation
We have audited the consolidated balance sheets of Hydrogenics Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
February 27, 2004
Toronto, Canada

Comments by Auditors on Canada – United States Reporting Difference
To the Shareholders of Hydrogenics Corporation
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements such as those disclosed in note 3 to the consolidated financial statements. Our report to the shareholders dated February 27, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such changes when the changes are adequately disclosed in the financial statements.

Chartered Accountants
February 27, 2004
Toronto, Canada

Hydrogenics Corporation

CONSOLIDATED BALANCE SHEETS

As at December 31, 2003 and 2002	2003	2002
(thousands of U.S. dollars)

ASSETS
Current assets
Cash	$1,964	$994
Short-term investments	44,744	59,057
Accounts receivable (notes 4 and 14)	7,784	5,664
Grants receivable	506	396
Inventories (note 5)	4,603	4,780
Prepaid expenses	823	316

	60,424	71,207

Deposits	106	103
Deferred charges (note 22)	795	—
Property, plant and equipment (note 6)	5,552	3,855
Future tax assets (note 13)	3,258	—
Intangible assets (note 7)	16,084	15,512
Goodwill (note 20)	5,219	—

	$91,438	$90,677

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (notes 8 and 14)	$6,168	$4,105
Unearned revenue	213	571
Income taxes payable	212	144

	6,593	4,820

Long term debt (note 9)	619	425
Future tax liabilities (note 13)	3,258	—

	10,470	5,245

Shareholders’ equity (notes 10 and 11)
Share capital and other equity	132,375	114,748
Deficit	(47,361)	(25,270)
Foreign currency translation adjustment	(4,046)	(4,046)

	80,968	85,432

	$91,438	$90,677

Commitments and contingencies (note 12)
Approved by the Board of Directors:

Norman Seagram,	Pierre Rivard,
Chairman	President, CEO

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended December 31, 2003, 2002 and 2001	2003	2002	2001
(thousands of U.S. dollars, except for share and per share amounts)

Revenues	$26,660	$15,840	$7,418

Cost of revenues (note 21)	18,042	10,703	4,941

	8,618	5,137	2,477

Operating expenses
Selling, general and administrative	12,361	6,658	4,403
Stock-based compensation (note 11)	684	—	—
Research and development	9,245	4,235	3,518
Research and development grants	(2,207)	(474)	(1,181)
Depreciation of property, plant and equipment	2,247	1,278	716
Amortization of intangible assets (note 7)	12,933	15,223	3,459
Integration costs (note 21)	1,243	—	—

	36,506	26,920	10,915

Loss from operations	(27,888)	(21,783)	(8,438)

Other income (expenses)
Provincial capital tax	(53)	(190)	(123)
Interest, net	657	1,121	2,927
Foreign currency gains	5,383	495	2,974

	5,987	1,426	5,778

Loss before income taxes	(21,901)	(20,357)	(2,660)
Current income tax expense (note 13)	190	254	156

Loss for the year (note 17)	(22,091)	(20,611)	(2,816)

Deficit – Beginning of year	(25,270)	(4,659)	(1,843)

Deficit – End of year	$(47,361)	$(25,270)	$(4,659)

Net loss per share (note 17)
Basic and diluted	$(0.42)	(0.43)	(0.07)
Shares used in calculating basic and diluted net loss per share	52,993,167	48,437,813	38,217,593

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2003, 2002 and 2001	2003	2002	2001
(thousands of U.S. dollars)

CASH PROVIDED BY (USED IN)
Operating activities
Net loss for the year	$(22,091)	$(20,611)	$(2,816)
Items not affecting cash
Depreciation of property, plant and equipment	2,247	1,278	716
Amortization of intangible assets	12,933	15,223	3,459
Unrealized foreign exchange gains	(830)	(271)	(1,606)
Imputed interest on long-term debt	99	47	19
Non-cash consulting fees	59	29	—
Stock-based compensation	684	—	—
Net change in non-cash working capital (note 18)	(1,369)	378	(5,444)

	(8,268)	(3,927)	(5,672)

Investing activities
Decrease in short-term investments	14,822	5,414	8,782
Purchase of property, plant and equipment	(2,118)	(1,541)	(3,138)
Business acquisitions, net of cash acquired	(3,301)	(633)	—

	9,403	3,240	5,644

Financing activities
Increase in (repayment of) long-term debt	(238)	(150)	97
Common shares issued, net of issuance costs	122	193	(149)

	(116)	43	(52)

Increase (decrease) in cash during the year	1,019	(644)	(80)

Effect of exchange rate changes on cash	(49)	(1)	(125)
Cash – Beginning of year	994	1,639	1,844

Cash – End of year	$1,964	$994	$1,639

Supplemental disclosure
Interest paid	70	7	9
Income taxes paid	211	43	317

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

1.     DESCRIPTION OF BUSINESS
Hydrogenics Corporation (the “Company”) designs, develops, manufactures and sells proton-exchange membrane, or PEM, fuel cell automated test stations, fuel cell power products and provides engineering and other services. The Company is based in Canada, and its principal customers include automotive companies, fuel cell developers and component suppliers primarily located in the United States, Europe and Asia.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which, in the case of the Company, conform in all material respects with accounting principles generally accepted in the United States, except as outlined in Note 23.

Principles of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries which are wholly-owned. All inter-company transactions and balances have been eliminated on consolidation.

Revenue recognition
Revenues from the sale of fuel cell test stations and fuel cell power products are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable, and collection is reasonably assured. When customer acceptance clauses are considered to be substantive, recognition of revenue is deferred until customer acceptance is received.

Revenues from long-term contracts are determined under the percentage-of-completion method whereby revenues are recognized on a pro rata basis in relation to contract costs incurred. Costs and estimated profit on contracts in progress in excess of amounts billed are reflected as unbilled revenues. Cash received in advance of revenues being recognized on contracts is classified as unearned revenue.

Equipment leases that transfer substantially all of the benefits and risks of ownership to customers are classified as sales-type leases as a result of meeting the criteria established by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3065, “Leases”. Revenues associated with sales-type leases are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable, and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized as services rendered.

Product warranties
The Company typically provides a warranty for parts and/or labor for up to one year or certain operating specifications such as hours of operation. Future warranty cost provisions are based on management’s best estimates of such costs, taking into account the specific arrangements of the transaction and past history.

Grants and investment tax credits
Grants to fund various research activities are received from Canadian government agencies. These grants are recorded as either a liability, or a credit to expenses in the statement of operations, when earned, based on the terms and conditions of the agreements under which the assistance is provided to the Company. A liability is recorded when repayment of the obligation is considered probable. Research and development arrangements that obligate the Company to repay the funds regardless of the outcome or commercialization of the research and development are recognized as liabilities.

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

Investment tax credits related to qualifying research and development expenditures are recorded as either a credit to expenses in the statement of operations or a reduction of the cost of applicable property, plant and equipment depending on the nature of the expenditures which gave rise to the credits. Investment tax credits are recognized in the period in which the credits are earned and realization is reasonably assured.

Short-term investments
Short-term investments consist of interest bearing securities with original terms to maturity of less than one year and are carried at the lower of amortized cost and market value. The Company has the intention and the ability to hold these securities to maturity.

Inventories
Raw materials are valued at the lower of cost, determined on a first-in first-out basis, and market value. Market value for raw materials is defined as replacement cost. Finished goods and work-in-progress are carried at the lower of cost and net realizable value.

Long-lived assets and goodwill
Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Property, plant and equipment are depreciated from the date of acquisition or, in respect of internally constructed test equipment, from the time an asset is substantially completed and ready for use. The cost of internally constructed assets includes materials, labor and directly attributable overhead costs.

Depreciation is computed using the declining balance method as follows:

Test equipment	30% per annum
Furniture and equipment	20% per annum
Computer hardware and software	30% per annum
Automobiles	30% per annum

Leasehold improvements are depreciated on a straight-line basis over the term of the lease.

Goodwill and intangible assets

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3062 “Goodwill and Other Intangible Assets”. Under this standard, goodwill and intangible assets with indefinite lives are no longer amortized but are subject to fair value impairment tests on at least an annual basis and additionally, whenever events and changes in circumstances indicate that the carrying value might not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The Company’s intangible assets are considered to have finite useful lives and are amortized. The adoption of this accounting standard had no impact on the financial statements of the Company for the year ended December 31, 2002.

Intellectual property	50% per annum declining balance
Management services contracts	50% per annum declining balance
Order backlog	1 year straight-line
Customer relationships	3 years straight-line
Computer software	2 years straight-line
Patentable technology	3 years straight-line

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

The carrying values of property, plant and equipment and finite life intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. These long-lived assets are reviewed at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Impairment losses are recognized when the carrying value of the long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and are measured as the amount by which the long-lived asset’s carrying value exceeds its fair value.

Deposits
Amounts paid as security deposits, which are due for repayment more than one year in the future, are recorded as deposits.

Deferred charges
Direct and incremental transaction costs incurred in connection with a proposed issuance of share capital are deferred as a non-current asset on the consolidated balance sheet until the completion of the transaction, at which time the costs are netted against the proceeds of the offering.

Research and development costs
Research costs incurred by the Company are expensed as incurred. Costs incurred in applying for patents and licences are expensed as incurred. Product development costs are expensed as incurred until the product or process is clearly defined and the associated costs can be identified, technical feasibility is reached, there is an intention to produce or market the product, the future market is clearly defined and adequate resources exist or are expected to be available to complete the project. To date, no product development costs have been capitalized.

Foreign currency translation
The reporting currency of the Company is the U.S. dollar. Since January 1, 2002, the functional currency of the Company has also been the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated at the rate of exchange in effect at the end of the year. Non-monetary assets are translated at historic rates of exchange. Revenues and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the average rate of exchange for the year, except for depreciation and amortization which are translated at historic rates. Resultant gains and losses are included in the results of operations.

The operations of the Company’s German subsidiary are considered integrated with those of the parent company, and accordingly, its accounts are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated using the year-end exchange rate, and non-monetary items are translated using historic rates of exchange. Revenues and expenses of this subsidiary are translated at the average exchange rate for the year, except for depreciation and amortization, which are translated at historic rates of exchange. Resultant gains and losses are included in the results of operations.

Prior to January 1, 2002, the functional currency of the Company was the Canadian dollar and amounts were translated into the U.S. dollar reporting currency using the current rate method. Using the current rate method, assets and liabilities were translated at the year-end exchange rate, and revenues and expenses were translated at the average exchange rate for the year. Gains or losses from translation into the reporting currency were included in the foreign currency translation adjustment account in shareholders’ equity.

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

Stock-based compensation
The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. This standard was effective January 1, 2002 and requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair value method of accounting. For fiscal years beginning before January 1, 2004, this standard allows the estimated fair value of stock awards granted to employees to be either recognized as a compensation expense, or alternatively, disclosed in the notes to the financial statements, with accompanying disclosure of pro forma net earnings and earnings per share data as if the estimated fair value of the stock-based compensation had been recognized in earnings.

Effective January 1, 2003, the Company has voluntarily adopted early application of the portion of the standard related to grants of stock options to employees. Under the standard, grants of stock options to employees are recognized in earnings as a compensation expense, based on the estimated fair value at the date of grant. This accounting change has been applied prospectively effective January 1, 2003.

For the year ended December 31, 2002, the Company elected to disclose the pro forma net earnings and earnings per share in the notes to the financial statements as if the fair value of the stock-based compensation had been recognized in earnings (Note 11).

Income taxes
Income taxes are recorded using the liability method. Future income tax amounts arise due to temporary differences between the accounting and income tax base of the Company’s assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment. Future income tax assets are recognized to the extent that realization of such benefits is considered to be more likely than not.

Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by the Company include allowances for potentially uncollectible accounts receivable, warranty provisions, valuation allowances for future income tax assets, useful lives of intangible assets, fair value of goodwill, fair value of stock options granted and provisions for costs to complete contracts in progress.

Net earnings (loss) per share
Basic net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net earnings (loss) per share is calculated using the daily weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of options and warrants to acquire common shares.

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

3.	NEW ACCOUNTING STANDARDS

(i)	Canadian standards
Stock-based compensation

In November 2003, the CICA amended Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” to require the estimated fair value of awards of stock-based compensation to employees to be recognized as a compensation expense over the vesting period, effective for fiscal years beginning on or after January 1, 2004. As described in Note 2, under the transitional provisions of the section the Company has early adopted prospective application of the amended standard related to grants of options to employees, effective January 1, 2003.

Asset retirement obligations

In December 2002, the CICA issued Handbook Section 3110 “Asset Retirement Obligations” to replace the guidance on future removal and site restoration costs included in the CICA Handbook Section 3061 “Property, Plant and Equipment”. The standard is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The effect of adopting this standard, on January 1, 2004, is not expected to be material.

Long-lived assets

Effective January 1, 2003, the Company adopted the provisions of the newly issued CICA Handbook Section 3063, “Impairment of Long-lived Assets”. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Long-lived assets are reviewed at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying value of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and are measured as the amount by which the long-lived asset’s carrying value exceeds its fair value. Adoption of this new standard did not have an impact on the Company’s financial position, results of operations or cash flows.

Effective January 1, 2003, the Company adopted the provisions of the revised CICA Handbook Section 3475, “Disposal of Long-lived Assets and Discontinued Operations”. Under this section, subject to certain criteria, long-lived assets that management expects to dispose of by sale would be classified as held for sale. The related results of operations from these properties classified as held for sale are reported in discontinued operations, if certain criteria are met, with reclassification of prior years’ related operating results. Assets to be disposed of are reported at the lower of the carrying amount and fair value less costs to sell. Adoption of this new standard did not have an impact on the Company’s financial position, results of operations or cash flows.

Hedging relationships

In December 2001, the CICA issued guidance on accounting for hedging relationships. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. This guideline is applicable to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. Early adoption is permissible; however, the Company will be implementing this guidance on January 1, 2004. The adoption of this accounting guidance is not expected to have a material impact on either the Company’s financial position, financial statement presentation or results of operations.

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

Variable interest entities

The CICA has recently issued Accounting Guideline 15 on the consolidation of Variable Interest Entities (“VIEs”). This guideline requires the Company to identify VIEs in which the Company has an interest, determine whether the Company is the primary beneficiary of such entities and, if so, to consolidate the VIEs. A VIE is an entity in which:

• the equity is not sufficient to permit that entity to finance its activities without external support, or
• equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

A primary beneficiary is an enterprise that will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both. This guideline is effective for all fiscal periods beginning on or after November 1, 2004 and early adoption is encouraged. The Company does not expect the adoption of this new guideline to have an impact on the Company’s financial position, results of operations or cash flows.

Canadian generally accepted accounting principles and general standards of financial statement presentation

The CICA has issued new accounting standards surrounding Canadian GAAP and general standards of financial statement presentation. These standards lay out a framework for the application of Canadian GAAP and the fair presentation of financial standards in accordance with Canadian GAAP. This standard is effective for fiscal years beginning on or after October 1, 2003 and early adoption is permissible. The Company will follow these new standards starting in 2004 but does not expect any significant impact.

(ii)	U.S. standards
FIN 45 – Guarantor’s accounting and disclosure requirements for guarantees

In December 2002, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation (“FIN”) No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107” (“FIN 45”). FIN 45 requires that, effective for years beginning after September 15, 2002, a guarantor recognizes, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee. The Company adopted the disclosure provisions of FIN 45 for the year ended December 31, 2002. The Company adopted the recognition provisions of FIN 45 effective January 1, 2003. Adoption of these recognition provisions did not have an impact on the Company’s financial position, results of operations or cash flows.

Asset retirement obligations

The FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of SFAS No. 143 on January 1, 2003 for U.S. GAAP purposes did not have an impact on the Company’s financial statements.

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

Long-lived assets

The FASB has issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 is similar to CICA Handbook Section 3063, “Impairment of Long-lived Assets” and revised CICA Handbook Section 3475 “Disposal of Long-lived Assets and Discontinued Operations”, with the exception that SFAS No. 144 is effective January 1, 2002. The adoption of SFAS No. 144 for U.S. GAAP purposes did not have an impact on the Company’s financial position, results of operations or cash flows.

Extinguishment of debt

The FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 updates, defines and simplifies several existing accounting pronouncements. For fiscal years beginning after May 15, 2002, gains and losses from extinguishment of debt are no longer required to be treated as an extraordinary item, net of income taxes. The adoption of SFAS No. 145 on January 1, 2003 did not have an impact on the Company’s financial statements.

Exit and disposal activities

The FASB has issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. Under SFAS No. 146, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted SFAS No. 146 effective January 1, 2003.

Variable interest entities

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities”. FIN 46 is effective immediately for all enterprises with variable interests in VIEs created after January 31, 2003 and is effective January 1, 2004 for all previously existing variable interest entities. Under FIN 46, if an entity is determined to be a VIE, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they occur, receives a majority of the entity’s expected residual returns if the occur, or both. The Company does not expect the adoption of FIN 46 to have an impact on the Company’s financial position, results of operations or cash flows.

4. ACCOUNTS RECEIVABLE
	2003	2002

Trade accounts receivable	$6,969	$5,153
Less: Allowance for doubtful accounts	(9)	(40)
Goods and services tax	496	278
Refundable investment tax credits	328	273

	$7,784	$5,664

5. INVENTORIES
	2003	2002

Raw materials	$1,988	$2,163
Work-in-progress	2,200	2,156
Finished goods	415	461

	$4,603	$4,780

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

5. PROPERTY, PLANT AND EQUIPMENT
	2003	2002
Cost
Test equipment	$4,185	$3,606
Furniture and equipment	1,642	1,074
Computer hardware and software	1,854	998
Leasehold improvements	2,042	321
Automobiles	15	39

	$9,738	$6,033

Accumulated depreciation
Test equipment	$1,526	$1,350
Furniture and equipment	640	309
Computer hardware and software	950	339
Leasehold improvements	1,060	154
Automobiles	10	23

	$4,186	$2,178

Net book value
Test equipment	$2,659	$2,256
Furniture and equipment	1,002	765
Computer hardware and software	904	654
Leasehold improvements	982	164
Automobiles	5	16

	$5,552	$3,780

Test equipment under construction, as at December 31, 2003, not yet subject to depreciation amounted to $753 (2002 - $229).

The net book value of equipment under capital lease as at December 31, 2003 is $171 (2002 - $ nil).

7.     INTANGIBLE ASSETS
On October 16, 2001, the Company issued 11,364,006 common shares and 2,470,436 common share purchase warrants with an aggregate value of $33,658 (net of issuance costs of $277) in exchange for perpetual royalty-free intellectual property rights for certain fuel cell stack technology. The terms of the warrants are described in Note 10.

During 2002 the Company acquired certain intellectual property valued at $420 in exchange for an unsecured non-interest bearing term loan. The terms of the loan are described in Note 9.

As a result of the acquisition of EnKAT GmbH (“EnKAT”) on May 1, 2002, the Company acquired management services contracts (valued at $565 in total) for five years from each of the two principals of EnKAT. The details of the acquisition are described in Note 20.

As a result of the acquisition of Greenlight Power Technologies, Inc. (“Greenlight”) on January 7, 2003, the Company acquired intangible assets valued at $13,505. The details of the acquisition are described in Note 20.

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

As at December 31, 2003 and 2002, the carrying value of intangible assets is as follows:

	2003	2002
Cost
Intellectual property	$33,629	$33,629
Patentable technology	6,033	—
Customer relationships	5,045	—
Software	1,886	—
Management services contracts	565	565
Order backlog	541	—

	$47,699	$34,194

Accumulated amortization
Intellectual property	$26,061	$18,492
Patentable technology	2,011	—
Customer relationships	1,682	—
Software	943	—
Management services contracts	377	190
Order backlog	541	—

	$31,615	$18,682

Net book value
Intellectual property	$7,568	$15,137
Patentable technology	4,022	—
Customer relationships	3,363	—
Software	943	—
Management services contracts	188	375
Order backlog	—	—

	$16,084	$15,512

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
	2003	2002

Trade accounts payable	$2,016	$1,723
Supplier accruals	1,023	695
Current portion of long-term debt (Note 9)	156	101
Provincial capital tax (recoverable) payable	(16)	194
Accrued payroll costs	1,093	501
Warranty accrual	845	373
Accrued professional fees	746	299
Other	305	219

	$6,168	$4,105

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

Information regarding the changes in the Company’s aggregate product warranty liabilities is as follows for the year ended December 31, 2003:

Balance, December 31, 2002	$373
Warranty provision assumed on the acquisition of Greenlight	85
Accruals for warranties issued during the year	1,085
Settlements made during the year	(698)

Balance, December 31, 2003	$845

9.   LONG-TERM DEBT
From time to time, the Company receives repayable grant financing from a government agency for research and development activities. At December 31, 2003, the outstanding amount of such repayable financing is $478 (or CDN$618) (2002 - $229 or CDN$362). This amount is unsecured, denominated in Canadian dollars and repayable over a four-year period commencing April 1, 2005. The amount repayable in each quarter is 1.3% of the Company’s gross revenues for the preceeding quarter. Based on the maximum amount repayable being 150% of the principal, the Company has charged to expense imputed interest of $52 in 2003 (2002 - $20; 2001 - $19) at an effective rate of 10% per annum.

During 2002, the Company acquired certain intellectual property in exchange for an unsecured non-interest bearing term loan of $420 denominated in U.S. dollars. The loan is repayable over four years. At December 31, 2003, the outstanding amount of the loan is $197 (2002 - $297). The Company has charged to expense imputed interest of $24 in 2003 (2002 - $27) at an effective rate of 10% per annum.

As a result of the acquisition of Greenlight on January 7, 2003, the Company assumed various equipment leases accounted for as capital leases. At December 31, 2003, the outstanding amount payable, net of future payments representing interest, is $100. The Company has charged to expense interest of $23 in 2003 on these capital leases at an effective weighted average rate of approximately 16% per annum.

The present value of future debt repayments is as follows:

2004	$182
2005	664
2006	35
2007	10

$891

Less: Imputed interest	$116

775
Less: Current portion	156

$619

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

10.  SHAREHOLDERS’ EQUITY
Changes in shareholders’ equity for 2001, 2002 and 2003 are as follows:

	Common shares		Contributed			Foreign Currency Translation	Total Shareholders’
	Number	Amount	Warrants	Surplus	Deficit	Adjustment	Equity

Balance at December 31, 2000	35,560,000	$80,740	$—	$—	$(1,843)	$1,363	$80,260
Issuance of common shares and warrants for perpetual royalty-free intelectual property rights	11,364,006	28,936	4,722	—	—	—	33,658
Issuance of common shares on exercise of options	994,440	128	—	—	—	—	128
Net loss	—	—	—	—	(2,816)	—	(2,816)
Foreign currency translation adjustment	—	—	—	—	—	(5,409)	(5,409)

Balance at December 31, 2001	47,918,446	$109,804	$4,722	$—	$(4,659)	$(4,046)	$105,821
Issuance of common shares on exercise of options	877,675	193	—	—	—	—	193
Stock-based consulting expense	—	—	—	29	—	—	29
Net loss	—	—	—	—	(20,611)	—	(20,611)

Balance at December 31, 2002	48,796,121	$109,997	$4,722	$29	$(25,270)	$(4,046)	$85,432
Issuance of common shares on acquisition of Greenlight Power Technologies, Inc.	4,164,093	16,762	—	—	—	—	16,762
Issuance of common shares on exercise of options	148,433	122	—	—	—	—	122
Stock-based consulting expense	—	—	—	59	—	—	59
Stock-based compensation expense	—	—	—	684	—	—	684
Net loss	—	—	—	—	(22,091)	—	(22,091)

Balance at December 31, 2003	53,108,647	$126,881	$4,722	$772	$(47,361)	$(4,046)	$80,968

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

On January 7, 2003, the Company issued 4,164,093 common shares as primary consideration in the acquisition of Greenlight, with an aggregate value of $16,762 at the acquisition date. The details of the acquisition are described in Note 20.

During 2003, the Company issued 148,433 (2002 – 877,675; 2001 – 994,440) common shares for $122 (2002 – $193; 2001 –$128) in cash through the exercise of stock options.

During 2002, the Company issued 50,000 stock options in exchange for consulting services from an outside supplier. Each option is exercisable for one common share of the Company at a price of CDN $12.00 per share. These options are for a term of 10 years from the date of grant, vest quarterly over four years and are expensed at fair value in accordance with CICA Handbook Section 3870 “Stock Based Compensation and Other Stock Based Payments”. The fair value of stock options expensed in 2003 amounted to $59 (2002 - $29) and was determined using the Black-Scholes option pricing model applied at the grant date with a risk-free rate of 5.12%, an expected life of 4 years, a volatility factor of 77% and no dividends.

On October 16, 2001, the Company issued 11,364,006 common shares and 2,470,436 common share purchase warrants with an aggregate value of $33,658 (net of issuance costs of $277) in exchange for perpetual royalty-free intellectual property rights for certain fuel cell stack technology. Each common share purchase warrant is exercisable upon release from escrow for one common share of the Company at a price of $4.00 per share. The fair value of common share purchase warrants issued amounted to $4,722, net of issuance costs, and was determined using a Black-Scholes option pricing model with a risk-free rate of 3.9%, a 5-year term and a volatility factor of 108%. The common share purchase warrants were placed in escrow on October 16, 2001 and are automatically released from escrow at a rate of 61,761 warrants per month over 40 months and expire on October 16, 2006.

11.  EMPLOYEE STOCK-BASED COMPENSATION
During 2000, the Company adopted an employee stock option plan. During 2003 the number of common shares that are authorized to be issued under the stock option plan was increased from 4,641,000 to 8,141,00. As at December 31, 2003, 3,306,468 stock options were issued and outstanding and 2,069,488 common shares had been issued through exercises of stock options under this plan. Through subsequent exercises of stock options under this plan, up to 6,071,512 additional common shares are available to be issued.

All options are for a term of 10 years from the date of grant and vest over four years unless otherwise determined by the board of directors. Prior to January 1, 2003, under Canadian GAAP, no compensation expense had been recorded with respect to options granted to employees. Effective January 1, 2003, stock options granted to employees are recognized in earnings under Canadian GAAP as compensation expense based on the estimated fair value at the date of the grant. A summary of the Company’s employee stock option plan activity is as follows:

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

	Options for common shares	Weighted average exercise price CDN$

Balance - December 31, 2000	3,892,650	0.86

Options granted in 2001	668,100	5.73
Options exercised in 2001	(994,440)	0.20
Options forfeited on termination in 2001	(460,715)	0.70

Balance - December 31, 2001	3,105,595	2.15
Options granted in 2002	396,900	6.46
Options exercised in 2002	(877,675)	0.35

Balance December 31, 2002	2,624,820	3.37

Options granted in 2003	886,793	5.91
Options exercised in 2003	(148,433)	1.13
Options forfeited on termination in 2003	(56,712)	6.03

Balance December 31, 2003	3,306,468	4.13

	Options for common shares	Weighted average exercise price CDN$

Exercisable at December 31, 2001	1,970,335	0.69
Exercisable at December 31, 2002	1,652,874	1.87
Exercisable at December 31, 2003	1,886,739	2.72

The following table summarizes information about the Company’s stock options outstanding as at December 31, 2003:

Exercise Price CAD$	Number outstanding at December 31, 2003	Weighted average remaining contractual life	Weighted average share price CDN$	Number exercisable at December 31, 2003	Weighted average share price CDN$

0.05	287,500	6.07	0.05	287,500	0.05
0.29	599,000	6.07	0.29	599,000	0.29
1.00 to 2.00	301,030	6.23	1.09	297,915	1.09
2.01 to 4.00	388,400	7.69	3.67	200,742	3.62
4.01 to 10.00	1,574,288	8.64	6.27	402,756	6.81
10.01 to 18.12	156,250	7.29	11.77	98,826	11.77

	3,306,468			1,886,739

All stock options granted after November 1, 2000, the date of the Company’s initial public offering, have an exercise price equal to the closing share price on the Toronto Stock Exchange the day prior to the grant.

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

For the year ended December 31, 2003, a total of 886,793 stock options were granted to employees in accordance with the terms of the employee stock option plan. Stock options are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.50% to 4.86%, expected life of 4 years, expected volatility of between 48% and 77%, and no dividends. The fair value of the stock options granted during the year was $2,013 (weighted average fair value $2.27 (CDN$3.15) per share) and the related expense recognized in the consolidated statement of operations for the year ended December 31, 2003 was $684 ($0.01 per share on a basic and diluted basis).

Had the Company determined compensation expense based on the fair value method described in CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” for the year ended December 31, 2002, the pro forma net loss and pro forma basic and diluted net loss per share would be as follows:

	2002	Basic and diluted loss per share

Net loss for the year	$(20,611)	$(0.43)
Stock-based compensation expense	(295)

Pro forma net loss for the year	$(20,906)	$(0.43)

12.  COMMITMENTS AND CONTINGENCIES
The Company incurred rental expenses of $1,220 under operating leases in 2003 (2002 - $866, 2001 - $788). The Company has future minimum lease payments under operating leases relating to premises and office as follows:

2004	$1,104
2005	584
2006 and thereafter	6

$1,694

The Company has entered into repayable contribution and other research and development arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, the Company was eligible to receive up to a cumulative amount of $4,292 (2002 - $3,194; 2001- $1,912) toward agreed upon research and development project costs. The utilized amount of the advances as at December 31, 2003 was $4,292 (2002 - $2,194; 2001 - $1,726). In return, these funding parties have a right to receive as repayments, 1.3% to 4% of gross revenue received by the Company as a result of the commercial exploitation of the associated technology. To date, $335 in revenues from these technologies has been recognized and a repayable amount of $8 has been reflected in the accounts. These arrangements will expire in stages between September 30, 2006 and March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.

The Company indemnifies its current and former directors and officers, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of this indemnity prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased directors’ and officers’ liability insurance. No amount has been recorded in the financial statements with respect to the indemnification of directors and officers.

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

In the normal course of operations, the Company may provide indemnification agreements, other than those listed above, to counterparties that would require the Company to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

In January 2002, a legal action was commenced against the Company in United States federal court (Southern District, Texas), alleging patent infringement. In 2003, the Company successfully defended itself in the lawsuit. The Company was awarded a partial recovery of the $1.5 million incurred in legal fees from the plaintiff. As settlement, the plaintiff has issued a promissory note to the Company in the amount of $500. The note is payable in full on March 1, 2008. Interest accrues at a compounded rate of 2% per annum on the unpaid balance. Upon settlement in cash in a future period, the Company will record a corresponding reduction in administrative expenses.

13.  INCOME TAXES
As at December 31, 2003, the Company has available income tax loss carry-forwards of $29,868 that may be used to reduce taxable income in future years, expiring as follows:

2007	$690
2008	3,907
2009	9,429
2010	15,842

$29,868

As at December 31, 2003, the Company also has unclaimed scientific research and experimental development expenditures of $7,516 that can be used to offset future income over an indefinite period.

The Company also has non-refundable investment tax credits amounting to approximately $1,686 that can be used to reduce future federal income taxes payable, expiring in 2010, 2011 and 2012.

The Company has recorded a valuation allowance to reflect uncertainties associated with the realization of all future income tax assets.

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

The Company’s computation of income tax expense (recovery) is as follows:

	2003	2002	2001

Loss before income taxes	$(21,901)	$(20,357)	$(2,660)

Statutory income tax rate	$36.62%	$33.12%	$34.12%

Income tax recovery at statutory rate	(8,020)	(6,742)	(908)
Non-deductible expenses	2,795	1,034	306
Other permanent differences	161	(160)	151
Large corporations tax	190	254	156
Future income tax assets of acquired company	(1,217)	—	—
Adjustment to future income tax assets	(864)	—	—
Effect of income tax rate changes on future income taxes	(2,481)	584	441
Currency effect of difference in U.S. dollar financial reporting compared with CDN dollar income tax reporting	(5,595)	—	—
Non-deductible amortization of intangibles	2,135	—	—
Foreign exchange gain on CDN dollar denominated future income taxes	(1,937)	—	—
Change in valuation allowance	15,023	5,284	10

Income tax expense	$190	$254	$156

Components of the Company’s net future income tax asset, which are primarily arising in Canada, are:

	2003	2002
Assets
Non-capital losses	$14,269	$3,989
Scientific research and experimental development expenses	2,710	425
Investment tax credits	1,313	278
Warranty and other provisions	333	165
Property, plant and equipment and intellectual property	6,361	3,313
Share issue costs	740	961
Loss (gain) related to foreign exchange	1,127	(559)
Valuation allowance	(23,595)	(8,572)

	3,258	—
Liability
Purchased intangible assets on business acquisition (Note 20)	(3,258)	—

Net Future income tax asset	$—	$—

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

14.  RELATED PARTY TRANSACTIONS
In the normal course of operations, the Company sells certain products and performs services to a related party that owns a significant number of its common shares. Revenues from this related party totalled $8,901 in 2003 (2002 - $9,622; 2001 -$2,460). At December 31, 2003, the Company has accounts receivable due from this related party of $1,764 (2002 - $3,647; 2001 - $2,058).

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a relative of one of the principal shareholders of the Company. Billings by this related company for manufacturing functions totalled $2,110 in 2003 (2002 - $999; 2001 - $1,219). At December 31, 2003, the Company has an accounts payable balance due to this related party of $230 (2002 - $140; 2001 - $119).

All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

15.  FINANCIAL INSTRUMENTS
At December 31, 2003, 2002 and 2001, the fair values of cash, short-term investments, accounts receivable, grants receivable, accounts payable and accrued liabilities and unearned revenue approximate their respective carrying values because of the short-term nature of these instruments.

The carrying value of non-interest bearing loans payable approximates the fair value because interest is imputed at a rate available to the Company for long-term borrowings and is included in the long-term debt balance.

Canadian dollar denominated amounts included in short-term investments at December 31, 2003 amount to $15,046 (2002 -$32,046; 2001 - $37,715) (or CDN$19,444; 2002 – CDN$50,633; 2001 – CDN$60,062). All short-term investments are deposited with highly rated financial institutions within Canada.

A substantial portion of the Company’s accounts receivable is owing from a limited number of customers located globally (Note 19). The Company performs ongoing credit evaluations on its customers’ financial condition and generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based on management’s assessment of expected collectibility and past history.

16.  LINES OF CREDIT
The Company has two operating lines of credit available up to $3,869 (CDN$5,000) in total. As at December 31, 2003 and 2002, the Company had no indebtedness on these lines. As at December 31, 2003, $504 of these facilities was in use relating to an outstanding letter of credit. The operating facilities are denominated in Canadian dollars of $3,500 and $1,500, and bear interest at Royal Bank of Canada prime rate plus 0.5% and 0.75% respectively. The facilities are due on demand and collateralized by a general security agreement over all assets.

17.  NET LOSS PER SHARE
Net loss per share is calculated using the weighted average number of common shares outstanding for the year of 52,993,167 shares in 2003 (2002 – 48,437,813; 2001 – 38,217,593). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net earnings (loss) per share as the effect would be anti-dilutive.

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

18.  CONSOLIDATED STATEMENTS OF CASH FLOWS
Components of the net change in non-cash working capital are as follows:

	2003	2002	2001
Decrease (increase) in current assets
Accounts receivable	$57	$(1,383)	$(1,920)
Grants receivable	96	343	(690)
Inventories	1,684	(1,586)	(1,879)
Prepaid expenses	(436)	(147)	(54)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(1,414)	2,501	(749)
Unearned revenue	(1,424)	520	—
Income taxes payable	68	130	(152)

	$(1,369)	$378	$(5,444)

19.  SEGMENTED FINANCIAL INFORMATION
Commencing with the business acquisition of Greenlight in 2003 as described in Note 20, the Company’s management organizes and analyzes the Company based on two reportable segments: Test and Power products.

Test includes the manufacturing and sale of test equipment, upgrades to test equipment and in-house testing of customer supplied components.

Power products include the design, development, manufacture, and sale of fuel cell stacks, power modules, auxiliary power modules and related engineering services. Engineering services are derived from a customer contract where the Company provides technician and support services at the customer’s facility.

Other activities include the provision of corporate activities such as treasury functions, corporate accounting, insurance and administration.

Prior to the acquisition of Greenlight on January 7, 2003, and the resultant changes in the financial information utilized by management for decision-making, the Company’s operations were considered to constitute a single reportable segment.

Prior years’ comparative information of profitability for the reportable segments adopted in 2003 is not readily available and is impracticable for the Company to provide. Financial information by reportable segment for the year ended December 31, 2003 is as follows:

	Test	Power products	Other	Total

Revenue from external customers	$20,652	$6,008	$—	$26,660
Amortization of intangible assets	5,364	7,569	—	12,933
Depreciation of property plant and equipment	1,182	1,065	—	2,247
Interest income	—	—	863	863
Interest expense	—	—	206	206
Income tax expense	—	—	190	190
Segment loss (i)	$(4,118)	$(13,463)	$(4,510)	$(22,091)

(i)

Segment loss includes directly attributable selling, general and administration costs, product research and development costs net of associated grants, depreciation of property, plant and equipment and amortization of intangible assets.

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

	Test	Power products	Other	Total

Purchase of intangible assets during the year	$13,505	$ —	$—	$13,505
Purchase of goodwill during the year	5,219	—	—	5,219

As at December 31, 2003, intangible assets and goodwill relating to the Company’s Test segment are $8,516 and $5,219, respetively. Intangible assets and goodwill relating to the Company’s Power products segment are $7,568 and $nil, respectively. The Company currently does not allocate its remaining assets of $70,135 among its reportable segments. Substantially all the Company’s long-lived assets are located in Canada. The Company’s goodwill relates to Canadian operations.

Revenues and cost of revenues are derived from products and services as follows:

	2003	2002	2001
Revenues
Products	$19,736	$7,794	$7,040
Services	6,924	8,046	378

	$26,660	$15,840	$7,418

	2003	2002	2001
Cost of revenues
Products	$14,491	$4,906	$4,657
Services	3,551	5,797	284

	$18,042	$10,703	$4,941

The distribution of revenue determined by location of customers is as follows:

	2003	2002	2001

United States	$15,987	$12,715	$3,080
Japan	5,048	703	2,081
United Kingdom	140	1,108	600
Germany	1,806	471	800
Canada	1,586	211	386
Rest of world	2,093	632	471

	$26,660	$15,840	$7,418

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

The Company’s largest customers comprise the following percentages of total revenue:

	2003	2002	2001
	%	%	%

First	33	61	33
Second	9	7	28
Third	9	7	9
Fourth	9	6	6
Others	40	19	24

	100	100	100

20.  BUSINESS ACQUISITIONS
Acquisition during the year ended December 31, 2003
On January 7, 2003, the Company acquired all the issued and outstanding common shares of Greenlight. Greenlight, based in Burnaby, British Columbia, designs and manufactures test systems for fuel cells, reformers and electrochemical engines. The purchase price was $19,044 (CDN$29,472) exclusive of expenses of $1,019 relating to the acquisition. Consideration consisted of cash of $2,282 and the issuance of 4,164,093 common shares of the Company with an aggregate value of $16,762. The value of the 4,164,093 common shares was determined based on the average market price of the Company’s common shares over the three-day period before and after the terms of the acquisition were agreed to and announced. The allocation of the purchase price to the assets and liabilities acquired was as follows:

Current assets	$2,970
Property, plant and equipment	2,120
Intangible assets	13,505
Goodwill	5,219
Future income tax asset	5,393
Current liabilities	(3,549)
Long-term debt	(202)
Future tax liabilities	(5,393)

$20,063

Intangible assets acquired pursuant to the acquisition of Greenlight are being amortized on a straight line basis over their estimated useful lives as follows:

	Amount at acquisition date	Estimated useful life

Order backlog	$541	1 year
Customer relationships	5,045	3 years
Computer software	1,886	2 years
Patentable technology	6,033	3 years

	$13,505

This acquisition was accounted for by the purchase method and the Company has consolidated the operations of Greenlight from the date of acquisition.

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

Acquisition during the year ended December 31, 2002:
On May 1, 2002, the Company acquired all the issued and outstanding common shares of EnKAT. EnKAT, based in Gelsenkirchen, Germany, designs and manufactures test systems for fuel cells, reformers and electrochemical engines. The purchase price was $645, which includes cash paid of $277, repayment of debt on acquisition of $281 and transaction costs of $87. The purchase price allocated to the assets acquired and the liabilities assumed on the basis of their respective estimated fair market values on the acquisition date was:

Current assets	$86
Property, plant and equipment	30
Intangible assets	565
Current liabilities	(36)

$645

As part of the acquisition, the Company obtained management services contracts for five years for each of the two principals of EnKAT. The fair value of these contracts has been included in intangible assets and is being amortized on a declining balance basis at an annual rate of 50%.

This acquisition was accounted for by the purchase method. The results of operations of the Company include the results of EnKAT commencing on May 1, 2002.

21.  INTEGRATION COSTS
Integration costs relate to reorganization and alignment activities associated with acquired businesses.

Integration costs include the following:

	Incurred during 2003	Total amount expected to be incurred

Relocation and retention charges	$487	$487
Termination benefits	132	132
Consulting and information systems	280	280
Travel and accommodation	152	152
Contract cancellation fees	67	67
Other	125	125

	$1,243	$1,243

In addition to the integration costs summarized above, a $350 inventory provision resulting from the integration of Greenlight was charged to cost of revenues for the year ended December 31, 2003.

Integration activities are complete as at December 31, 2003.

All integration costs relate to the Test segment.

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

22.  SUBSEQUENT EVENT
On February 3, 2004, the Company completed the sale of 11,000,000 common shares of the Company at $5.75 (CDN$7.63) per share for net proceeds of $59,613. Subsequent to this sale, the underwriters’ over-allotment option was partially exercised resulting in the sale of an additional 373,608 common shares on February 13, 2004 for net proceeds of $2,025. Deferred charges relating to this transaction were $795 as at December 31, 2003.

23.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES
The financial statements have been prepared in accordance Canadian GAAP, which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The reconciliation of net loss for the year from Canadian GAAP to conform with U.S. GAAP is as follows:

	2003	2002	2001

Net loss for the year based on Canadian GAAP	$(22,091)	$(20,611)	$(2,816)
Additional stock-based compensation (i)	(153)	(443)	(1,468)

Loss for the year based on U.S. GAAP	(22,244)	(21,054)	(4,284)
Other comprehensive loss Foreign currency translation (ii)	—	—	(5,409)

Comprehensive loss based on U.S. GAAP	$(22,244)	$(21,054)	$(9,693)

Basic and fully diluted loss per share based on U.S. GAAP	(0.42)	(0.43)	(0.11)
Weighted average number of shares used in calculating loss per share	52,993,167	48,437,813	38,217,593

	2003	2002	2001

Shareholders’ equity based on Canadian GAAP	$80,968	$85,432	$105,821

Shareholders’ equity based on U.S. GAAP	$80,968	$85,432	$105,821

(i)	Stock-based compensation

Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options granted prior to January 1, 2003. Effective January 1, 2003, for both Canadian and U.S. GAAP, the Company has chosen to recognize the estimated fair value of stock-based compensation granted to employees on or after January 1, 2003 as compensation expense.

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

Under U.S. GAAP, for stock-based compensation granted prior to January 1, 2003, the Company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. The compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders’ equity. At December 31, 2003, U.S. GAAP equity balances for deferred stock-based compensation and stock options outstanding are $23 and $5,519 respectively.

Had the Company determined compensation expense based on the fair value method as prescribed in SFAS No. 123, “Accounting for Stock-Based Compensation”, for the years ended December 31, 2002 and 2001, the U.S. GAAP pro forma net loss and pro forma basic and diluted net loss per share would be as follows:

	2002 Basic and diluted net loss per share		2001 Basic and diluted net loss per share

Net loss for the year under U.S. GAAP	$(21,054)	$(0.43)	$(4,284)	$(0.11)
Stock-based compensation expense under APB No.25	443	—	1,468	0.04
Stock-based compensation expense under SFAS No.123	(2,025)	(0.04)	(3,018)	(0.08)

Pro forma net loss for the year	$(22,636)	$(0.47)	$(5,834)	$(0.15)

For the purposes of these disclosures, stock options are valued using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.50% to 5.39%, expected life of four to ten years, expected volatility of between 77% and 113%, and no dividends.

The condensed statements of operations and cash flows for the years ended December 31, under U.S. GAAP, are as follows:

	2003	2002	2001

Revenues	$26,660	$15,840	$7,418
Cost of revenues	18,042	10,703	4,941
Operating expenses	36,659	27,363	12,383
Loss from operations	(28,041)	(22,226)	(9,906)
Net loss for the year	$(22,244)	$(21,054)	$(4,284)

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except share and per share amounts

	2003	2002	2001

Cash used in operating activities	$(8,268)	$(3,927)	$(7,025)
Cash provided by investing activities	9,403	3,240	5,443
Cash provided by (used in) financing activities	$(116)	$43	$(52)

(ii)	Comprehensive loss

U.S. GAAP requires disclosure of comprehensive loss, which comprises net loss and other comprehensive income (loss). The only item of other comprehensive loss for the Company is the change in the foreign currency translation adjustment in 2001 included in shareholders’ equity. Under Canadian GAAP, there is no standard for reporting comprehensive loss.

(iii)	Business acquisitions

SFAS No. 141, “Business Combinations”, requires disclosure of certain supplemental information on a pro forma basis for the period in which a material business combination occurs. The following pro forma condensed statement of operations information combines the results of operations of the Company and of Greenlight (acquired by the Company on January 7, 2003) under U.S. GAAP as if the acquisition occurred on January 1, 2003 and 2002, respectively.

	2003	2002

Revenues	$26,891	$19,509
Loss before extraordinary items	(22,773)	(28,759)
Net loss	(22,773)	(28,759)
Basic and diluted net loss per share	$(0.43)	$(0.55)

Hydrogenics Corporation

DIRECTORS AND OFFICERS

OFFICERS	BOARD OF DIRECTORS

Pierre Rivard
President and Chief Executive Officer

Gary Brandt
Chief Financial Officer

Boyd Taylor
Vice President, Business Development,
    Sales and Marketing

Joseph Cargnelli
Chief Technology Officer

Dr. Ravi B. Gopal
Vice President, Applications Development

Charley Pappas
Vice President, On-Site Generation

Jonathan Lundy
Vice President, General Counsel
    and Corporate Secretary

James Dean
President, Greenlight Power Technologies

Norman Seagram
Chairman

Donald J. Lowry
Director

Don J. Morrison[1] Director

James V. Sardo
Director

Frank Colvin
Director

Wesley Twiss
Director

Pierre Rivard
Director

Boyd Taylor
Director

Joseph Cargnelli
Director

1 Retiring after Annual General Meeting

Hydrogenics Corporation SHAREHOLDER INFORMAION

LEGAL COUNSEL
Corporate (Canada)
Osler, Hoskin & Harcourt LLP
1 First Canadian Place
Toronto, ON, M5X 1B8

Corporate (USA)
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036

Intellectual Property
Bereskin & Parr
40 King Street West
Toronto, ON, M5H 3Y2

AUDITORS
PricewaterhouseCoopers LLP
Suite 3000, Box 82
Royal Trust Tower, TD Centre
Toronto, ON, M5K 1G8

TRANSFER AGENT
CIBC Mellon Trust Company
20 Bay Street
P.O. Box 1
Toronto, ON, M5H 4A6

CORPORATE OFFICE
Hydrogenics Corporation
5985 McLaughlin Rd.
Mississauga, ON, Canada L5R 1B8
www.hydrogenics.com

CORPORATE SUBSIDIARIES
Hydrogenics USA, Inc.
Hydrogenics (Japan) Inc.
Greenlight Power Technologies, Inc.
EnKat GmbH
Hydrogenics GmbH

STOCK EXCHANGE LISTINGS
Nasdaq National Market
Symbol: HYGS
The Toronto Stock Exchange
Symbol: HYG

SHAREHOLDER INQUIRIES
Investor Relations
Hydrogenics Corporation
5985 McLaughlin Rd.
Mississauga, ON, Canada L5R 1B8
Tel:     (905) 361-3660
Fax:     (905) 361-3626
Email: investors@hydrogenics.com

CORPORATE COMMUNICATION
To be placed on the Company’s mailing list
for Quarterly Reports and News Releases
please email investors@hydrogenics.com
or contact (905) 361-3631.

For other information about Hydrogenics
or inquiries please contact one of the following:
Email: info@hydrogenics.com
Tel: (905) 361-3660
Fax: (905) 361-3626

ANNUAL MEETING
The Annual Meeting of Shareholders will be held in Toronto at 10:00 a.m. local time on May 27, 2004 in Room CC-5 at the offices of Osler, Hoskin & Harcourt LLP, 63rd floor, 1 First Canadian Place, Toronto, Canada.

Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario
Canada L5R 1B9
P: 905.361.3660
F: 905.361.3626
www.hydrogenics.com